Exhibit 99.1

Yamana Gold Inc.

2016

Notice of Annual Meeting of Shareholders

Management Information Circular

Management Information Circular

Notice of 2016 annual meeting of shareholders		3

Message from the Chairman and Chief Executive Officer		4

1	About the shareholder meeting	6
	Voting	6
	Business of the meeting	8
	About the nominated directors	9
	2015 board committee reports	16

2	Executive compensation	18

	Message from the Chairman of the Compensation Committee	18

	Compensation discussion and analysis	20
	- Executive compensation framework for 2015	20
	- Compensation governance	23
	- Compensation philosophy	27
	- Compensation benchmarking	28
	- Elements of executive compensation and decisions for 2015	29
	- Chairman and CEO compensation	40
	- Share performance	42

	2015 Compensation details	43
	- Summary compensation table	43
	- Cost of management analysis	44
	- Outstanding share-based and option-based awards	45
	- Retirement benefits	48
	- Termination and double trigger change of control	48

3	Director compensation	52

	Compensation discussion and analysis	52
	- 2015 Director fee schedule	52
	- Director share ownership	53

	2015 Compensation details	54
	- Summary compensation table	54
	- Outstanding share-based and option-based awards	55

4	Governance	56
	Our governance practices	56
	About the board	57
	Serving as a director	61

5	Other information	65

Notice of our 2016 annual meeting of shareholders

When Thursday, May 5, 2016 11 a.m. (Toronto time)	Where Design Exchange Toronto-Dominion Centre 234 Bay Street Toronto, Ontario

You’ve received this management information circular because you owned common shares of Yamana Gold Inc. (Yamana) on March 11, 2016 (the record date set by the board of directors), and are entitled to vote at our 2016 annual meeting of shareholders.

Management is soliciting your proxy for the meeting. We’re soliciting proxies mainly by mail, however a Yamana employee or representative of Kingsdale Shareholder Services (Kingsdale) may also contact you. We’ve retained Kingsdale for proxy solicitation and other services related to the meeting and we pay for these costs (approximately $77,000 this year).

If you have questions, you can call Kingsdale at 1.800.749.9890 (toll-free in North America) or at 416.867.2272, or send an email to contactus@kingsdaleshareholder.com.

Information in this circular is as of March 29, 2016, unless stated otherwise. All dollar amounts are in United States (US) dollars based on the noon exchange rates quoted by the Bank of Canada, unless indicated as Canadian dollars (Cdn$).

The board of directors have approved the contents of this circular and have authorized us to send it to all registered shareholders of record on March 11, 2016.

By order of the board of directors,

“Peter Marrone”

Peter Marrone
Chairman and Chief Executive Officer

Yamana Gold Inc.

Toronto, Ontario

March 29, 2016

Message from the Chairman and Chief Executive Officer

On behalf of the board of directors of Yamana Gold Inc., I’m pleased to invite you to our 2016 annual meeting of shareholders, on May 5, 2016 at the Design Exchange in Toronto.

This circular, in part, provides important information that will assist you as you evaluate the motions to be voted on at our upcoming annual meeting of shareholders.  Our aim is to provide shareholders with the information needed to cast informed ballots and, as such, have made improvements and enhancements to how information is presented.

I would also like to provide important context to act as a backdrop to this information.  We considered 2015 a transition and repositioning year for Yamana.  We took several deliberate steps to move forward more prudently and confidently into 2016 and the years to follow.  We focused on the entrenchment of efficiencies and cost mitigation while delivering gold production within guidance at reasonable and improving costs.  More specifically, our repositioning efforts in 2015 consisted of the following five components:

·        Streamlining our organizational structure;

·        Improving our mine plans;

·        Improving our balance sheet;

·        Recalibrating our balance sheet to better reflect our valuable assets; and

·        Recalibrating our mineral reserves and mineral resources, focusing on an exploration plan designed to improve our discovery and measure of mineral resources and mineral reserves.

Our achievements across these areas were significant. A fulsome discussion is provided in the 2015 Annual Report, which you received along with this circular.  However, I would like to highlight one specific achievement in 2015 as it relates to the matters to be discussed at the forthcoming meeting.

As part of efforts to streamline our organization and improve efficiency, we completed a corporate initiative to re-align our key performance indicators throughout the organization to better measure performance and pay.  This re-alignment of key performance indicators is reflected in the enhanced transparency in our executive compensation scorecard against which annual performance is considered.  You will find this information on page 30.

The re-alignment of key performance indicators complements the board of directors’ and compensation committee’s efforts in 2015 to update our approach to executive compensation.  In 2015, the compensation committee, on behalf of the board of directors, responded swiftly to last year’s ‘say on pay’ advisory vote, through the following activities:

·        The chair of the compensation committee engaged with Canadian, United States and European institutional investors representing approximately 40 percent of our shareholder base;

·        The compensation committee, working with senior management and human resources carried out a comprehensive review of our executive compensation program;

·        The compensation committee retained a new independent advisor to review the proposed design changes;

·        The board of directors approved a new framework for our executive compensation program, which enhances the link between compensation outcomes and the achievement of short-term and longer-term business objectives;

·        The compensation committee applied the new framework for compensation decisions for 2015; and

·        We improved our disclosure to provide shareholders with clear and transparent rationale for the executive compensation decisions made.

As a result of this process, a number of improvements to both our governance practices and our executive compensation framework were approved by the board of directors and implemented for 2015. Highlights of the new framework are provided below — you can read about these changes in more detail starting on pages 20 and 22.

Our new compensation framework reflects a balanced perspective

Compensation design changes implemented for 2015 were informed by our longer-term corporate strategy, feedback from shareholders and an independent review of prevailing market practices for executive pay programs among our industry peers

Performance is assessed against measures that align with our corporate strategy

Performance metrics and targets align with our corporate strategy and our future growth objectives. Measures are pre-defined at the beginning of the year and assessed at the end of the year based on results achieved

Majority of executive compensation is ‘at risk’

For named executives, 75% of total compensation is determined through variable compensation, with the majority delivered in long-term incentives and actual compensation outcomes directly linked to financial, operational and share price performance

We take a long-term view of performance

Long-term incentive grant values are determined based on the achievement of financial, operational, people and growth initiatives. The actual value realized from long-term incentive grants are determined over 3, 5 or 7-year performance cycles, directly related to share price performance and total shareholder returns, including relative to our industry peers

The board may use informed judgment to adjust calculated compensation outcomes

Within both the short-term and long-term incentive plans, the compensation committee and board of directors have the flexibility within a narrow band to adjust awards / grant values up or down to ensure calculated values appropriately reflect corporate and individual performance

The board of directors and management are committed to ongoing engagement with shareholders. Your feedback provides a valuable perspective as we position Yamana for continued success and delivering long-term value for shareholders.

I encourage you to attend the meeting on May 5, 2016 where you will be able to meet with management and the board of directors to learn more about Yamana’s performance in 2015, the current market conditions for gold, and our plans for the future.  Please take time to read our circular and remember to vote your shares.

Sincerely,

“Peter Marrone”

Peter Marrone
Chairman and Chief Executive Officer
Yamana Gold Inc.

1. About the shareholder meeting

Voting	6
Business of the meeting	8
About the nominated directors	9
2015 board committee reports	16

VOTING

Who can vote

If you held our common shares as of March 11, 2016, you’re entitled to vote at our 2016 annual meeting. Each common share entitles the holder to one vote on each item of business.

We’ll prepare a list of all registered shareholders of record who are entitled to vote at the meeting, as required by the Canada Business Corporations Act. Our transfer agent, CST Trust Company (CST), will have a copy at their office and at the meeting if you want to review it.

As of March 29, 2016, we had 947,227,414 common shares issued and outstanding. Management and the board of directors are not aware of any person or company that beneficially owns (directly or indirectly) or exercises control or direction over our common shares carrying more than 10 percent of the voting rights.

Registered shareholders

You’re a registered shareholder if you have a share certificate in your name.

Non-registered shareholders

Most of our shareholders are non-registered (or beneficial) shareholders. This means that the shares are registered in the name of either:

·                  an intermediary like your brokerage firm, bank, trust company, securities dealer or broker, or trustee or administrator of a self-directed RRSP, RRIF, RESP or similar plan (your nominee), or

·                  a clearing agency (like The Canadian Depository for Securities Limited) that acts on behalf of your nominee.

How to vote

Registered shareholders

Your package includes a proxy form, and a consent form that allows us to send you additional mailings and documents electronically.

Voting by proxy

You can vote in person or vote by proxy. Voting by proxy is the easiest way to vote because you can appoint anyone to be your proxyholder to attend the meeting and vote your shares according to your instructions. This person does not need to be a shareholder.

The executive officers named in the proxy form (Yamana proxyholders) can act as your proxyholder and vote your shares according to your instructions.

If you appoint the Yamana proxyholders and don’t indicate your voting instructions, they will vote your shares:

· for the nominated directors
· for the appointment of the auditors
· for the ‘say on pay’ vote on our approach to executive compensation as described in this circular.

If you want to appoint someone else as your proxyholder, print that person’s name in the blank space provided in the proxy form (or complete another proxy form) and send the form to CST. Make sure this person is aware that you appointed them as your proxyholder and that they must attend the meeting to vote on your behalf and according to your instructions. The shares represented by your proxy will be voted or withheld from voting according to your instructions on any ballot that may be called for at the meeting.

If you don’t indicate your voting instructions or if other matters are properly brought before the meeting, your proxyholder can vote as he or she sees fit.

How to send us your proxy form

You can send your completed proxy form to CST by phone, fax, mail, email or on the internet. Follow the instructions on the proxy form included in your package.

CST must receive the completed form by 4 p.m. (Toronto time) on May 3, 2016. If the meeting is postponed or adjourned, CST must receive the form at least 48 hours (not including Saturdays, Sundays and holidays) before the meeting is reconvened. The Chairman of the meeting can accept or reject late proxies at his discretion.

Questions?

Call CST at 1.800.387.0825 or 416.682.3860.

Voting in person	If you want to attend the meeting and vote in person, do not return the proxy form because you will cast your vote at the meeting.

Non-registered shareholders

Your package also includes either a proxy or voting instruction form, the consent form and a copy of our 2015 annual report if you requested a copy

Voting by proxy

We’re required by law to send meeting materials to intermediaries and clearing agencies to distribute them to our non-registered shareholders. Intermediaries often use service companies (like Broadridge Financial Solutions, Inc.) to send the materials.

If you’re a non-registered shareholder and have not waived the right to receive these materials, your intermediary must send you the notice of the meeting, the circular, a consent form to receive supplemental mailings, a copy of our 2015 annual report if you requested a copy and documents by electronic delivery, and either a voting instruction form (not signed by your intermediary) or a proxy form (signed by your intermediary):

·                  voting instruction form (not signed by your intermediary) — a one page, pre-printed form or a regular printed proxy form with a page of instructions that includes a removable label with a bar code and other information. Complete the form, sign it and follow the instructions for affixing the label to the form before sending it to your intermediary or service provider. You must properly affix the label to the form for it to be valid.

·                  proxy form (signed by your intermediary) — typically signed by a facsimile or stamped signature and is restricted to the number of shares you beneficially own. Complete the form and then follow the instructions for returning it. Do not sign the form because it has already been signed by your intermediary.

Be sure to send back your completed form as soon as possible so your intermediary (the registered shareholder) has enough time to carry out your voting instructions.

Voting in person	If you want to attend the meeting and vote in person, follow the instructions provided by your intermediary.

Changing your vote

	Registered shareholders	Non-registered shareholders
You can provide new voting instructions if you change your mind about how you want to vote your shares	Revoke your proxy by sending a notice in writing by you or your authorized attorney (or by a duly authorized officer or attorney if the registered shareholder is a corporation) to our head office:	Follow the instructions provided by your intermediary to revoke your proxy.

Yamana Gold Inc. Royal Bank Plaza, North Tower 200 Bay Street, Suite 2200 Toronto, Ontario M5J 2J3 Attention: Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary

You can send the notice up to 4 p.m. (Toronto time) on May 3, 2016, or give it to the Chairman of the meeting on the day of the meeting or in any other manner permitted by law.

BUSINESS OF THE MEETING

1. Receive the financial statements (www.yamana.com)

You’ll receive management’s report to shareholders, our audited consolidated financial statements and the auditors’ report for the year ended December 31, 2015.

2. Elect the directors (see page 9)

You’ll vote on electing 10 directors to the board for a term of one year. All of the nominated directors are currently on our board and have expressed their willingness to serve another term.

Management recommends you vote for each nominated director.

You can vote for or withhold your vote for the following individuals:

1. John Begeman
2. Christiane Bergevin
3. Alexander Davidson
4. Richard Graff
5. Nigel Lees
6. Peter Marrone
7. Patrick Mars
8. Carl Renzoni
9. Jane Sadowsky
10 Dino Titaro

3. Appoint the auditors (see also our annual information form at www.yamana.com)

You’ll vote on appointing Deloitte LLP, Chartered Accountants (Deloitte) as our external auditors until the end of the next annual meeting.

Management recommends you vote for the appointment of Deloitte as our auditors.

The table below shows the fees paid to Deloitte in 2015 and 2014.

Cdn$, year ended December 31	2015	2014
Audit fees	$2,630,000	$2,845,000
for the audit of our annual consolidated financial statements and certain statutory audits outside of Canada
Audit-related fees	$1,433,000	$1,363,000
for services related to:
· assistance with oversight of the ERP implementation program
· reports related to investment certificates in Chile
· environmental assessments in Argentina and Brazil
Tax fees	$70,000	—
for professional services for tax compliance, tax advice and tax planning
All other fees	$74,000	$23,000
· statutory and regulatory filings
· translations
Total fees	$4,207,000	$4,231,000

4. Have a ‘say on pay’ (see page 18)

We hold a shareholder advisory vote on executive compensation because we believe it’s important to receive shareholder feedback on this issue. You’ll find a complete discussion of our executive compensation program, the changes we made this year and the board’s decisions on executive pay for 2015 starting on page 18.

Management recommends you vote for our approach to executive compensation as described in this circular.

Results of an advisory vote are non-binding on the board, however if a majority of the shares are not voted for our approach to executive compensation, the board will meet with shareholders to discuss their issues. The board will disclose the levels of engagement and the outcome of these discussions in the management information circular for the next annual meeting of shareholders.

5. Other business

We’re not aware of any other business that may be properly brought before the meeting.

None of the nominated directors or our executives, or their associates or affiliates, has a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business. No informed person or nominated director, or their associates or affiliates, has a direct or indirect material interest in any transaction or proposed transaction that has had or will have a material effect on Yamana or any of our subsidiaries.

ABOUT THE NOMINATED DIRECTORS

According to our articles, our board must have three to 15 directors.

We consider diversity of background, skills, age, culture, geography, experience and gender when reviewing potential director candidates, and the 10 directors nominated this year represent a strong and diverse mix of experience in finance, mining, sustainability, metallurgy, mergers and acquisitions and international business — key skills for overseeing our affairs and guiding our strategic growth. 20% of the directors are women.

Directors who are elected will hold office until the end of our next annual meeting, unless they step down for any reason under the terms of our by-laws. Management does not believe that any of them will not be able to serve, but if this happens, your proxyholder can vote for another person using their best judgment.

You can read about the nominated directors beginning on page 10, including information they’ve provided about the Yamana common shares and deferred share units (DSUs) they beneficially own, directly or indirectly, or exercise control or direction over. Holdings are as at March 17, 2016 and values are based on a TSX close price on March 16, 2016 of Cdn$4.17, converted from U.S. dollars using the exchange rate of Cdn$1.00 = $0.7621 on March 16, 2016. See page 25 for more information about director share ownership.

Majority voting

Any director who doesn’t receive at least a majority of for votes (50% plus one) must tender his or her resignation to the board.

The corporate governance and nominating committee will review the vote and recommend to the board whether to accept the resignation. The board will consider the circumstances and make its decision within 90 days and disclose the results in a press release including the reasons why or why not it accepts the resignation. The nominated director does not participate in any committee or board discussions on the matter.

If the board accepts the resignation, it can appoint a new director to fill the vacancy, as allowed by law.

This policy only applies when director elections are uncontested.

Serving together on other boards

We have one board interlock: Nigel Lees and Patrick Mars both sit on the board of SAGE Gold Inc.

John Begeman

Age: 61

South Dakota, United States

Company director

Director since May 2007 / Independent

Areas of expertise

·   capital markets

·   finance / accounting

·   international business

·   natural resources — mining / energy

·   project management

·   sustainability

John Begeman is a Professional Mining Engineer with over 35 years of mining experience. He currently sits on the board of directors of Premier Gold Mines Limited where he acts as the Executive Chairman and was appointed to the board of Aberdeen International Inc. in January 2015.  He previously served as the President and Chief Executive Officer of Avion Gold Corporation, as the Chief Operating Officer of Zinifex Canada Inc. and as Vice President, Western Operations of Goldcorp Inc.  In his capacity for Goldcorp, he was responsible for its surface gold operations in South Dakota and the Industrial Minerals Division in Saskatchewan. Prior to his employment at Goldcorp, Mr. Begeman held various engineering and management positions with Morrison Knudsen Company in the contract mining operations group throughout the Western United States.  Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management and an MBA.

Compensation
2015 compensation	$241,250
Amount received as DSUs	$87,500 / 36%

2015 director voting results
% voted for	98.35%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	10,431	90,512	100,943	$320,793	$725,160
Share ownership guidelines	Currently holds 4.1x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

Aberdeen International Inc. (since January 2015)	Audit, Compensation
Premier Gold Mines Limited (since May 2006)	Audit (Chair), Compensation
Endeavor Mining Corporation (October 2012 to December 2012)	Safety, Health & Environment (Chair)
Avion Gold Corporation (September 2008 to October 2012)	Audit
Valencia Ventures Inc. (June 2008 to June 2012)	Audit (Chair)

Christiane Bergevin

Age: 53

Quebec, Canada

Company director

Director since September 2014 / Independent

Areas of expertise

·   finance / accounting

·   governance

·   international business

·   natural resources / energy

·   project management

·   sustainability

Christiane Bergevin was the Executive Vice-President, Desjardins Group (Canadian financial cooperative institution) between August 2009 and December 2015. She led the mergers and acquisitions, strategic partnerships and business development activities. Prior to that, she was Senior Vice-President and General Manager, Corporate Projects, with SNC-Lavalin Group Inc. (SNC-Lavalin) (engineering and construction firm). For the 18 years prior to that, Ms. Bergevin held executive finance positions with SNC-Lavalin subsidiaries, including as managing executive and subsequently President of SNC-Lavalin Capital Inc., its project finance advisory arm, between 1997 and 2008. Ms. Bergevin chairs the audit committee of the board of AGF Group, a leading international steel and scaffolding supplier. She is also a Vice-Chair of the Canadian Chamber of Commerce. Ms. Bergevin holds a Bachelor of Commerce degree (with Distinction) from McGill University and graduated from the Wharton School’s Business Advanced Management Program. In 2013, she was awarded the ICD.D designation by the Institute of Corporate Directors.

Compensation
2015 compensation	$208,250
Amount received as DSUs	$175,000 / 84%

2015 director voting results
% voted for	98.27%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	—	88,779	88,779	$282,136	$235,850
Share ownership guidelines	Currently holds 1.6x the annual board retainer and has until September 2017 to meet the 3x requirement

Other public company boards and board committees during the last five years

Talisman Energy Inc. (April 2009 to May 2015)	Governance & Nominating, Health, Safety, Environment & Corporate Responsibility
Fiera Capital Corporation (September 2010 to May 2013)	Audit (Chair)

Alexander Davidson

Age: 64

Ontario, Canada

Company director

Director since August 2009 / Independent

Areas of expertise

·   capital markets

·   international business

·   natural resources — mining / energy

·   project management

·   sustainability

Alexander Davidson was Barrick Gold Corporation’s Executive Vice President, Exploration and Corporate Development with responsibility for international exploration programs and corporate development activities.  Mr. Davidson joined Barrick in October 1993 as Vice President, Exploration with responsibility for the company’s expanding exploration program. He initiated Barrick’s expansion out of North America and into Latin America and beyond. Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation.  Mr. Davidson has over 25 years of experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world.  In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada.  In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors and Developers Association of Canada in recognition for his team’s discovery of the Lagunas Norte Project in the Alto Chicama District, Peru.  He received his B.Sc. and his M.Sc. in Economic Geology from McGill University.

Compensation
2015 compensation	$240,250
Amount received as DSUs	$109,375 / 46%

2015 director voting results
% voted for	76.08%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	18,200	112,413	130,613	$415,082	$916,247
Share ownership guidelines	Currently holds 5.2x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

NuLegacy Gold Corporation (since October 2014)	Audit
Amara Mining PLC (since December 2013)	—
Orca Gold Inc. (since January 2013)	Technical, Compensation
Americas Silver Corporation (formerly U.S. Silver & Gold Inc.) (since July 2011)	Compensation
Capital Drilling Ltd. (since May 2010)	Audit, Safety, health and environment
MBAC Fertilizer Corp. (January 2010 to June 2015)	Compensation, Safety, health and environment
B2 Gold Corp., formerly Volta Resources Inc. (March 2011 to December 2013)	Safety, health and environment
Cupric Canyon Capital, formerly Hanna Mining Ltd. (December 2010 to February 2013)	—
Chantrell Ventures Corp. (December 2010 to February 2013)	—
Kobex Capital Corp., formerly Kobex Minerals Inc. (November 2009 to December 2012)	Audit, Compensation
Namakwa Diamonds Limited (December 2007 to March 2012)	Safety, health and environment
Noront Resources Ltd. (September 2009 to October 2011)	Compensation

Richard Graff

Age: 69 Colorado, United States Company director Director since October 2007 / Independent Areas of expertise · finance/accounting · governance · natural resources / energy · risk management

Richard Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. Since his retirement, Mr. Graff has been an advisor to the mining industry and was a member of a Financial Accounting Standards Board task force for establishing accounting and financial reporting guidance in the mining industry.  He represents a consortium of international mining companies and has provided recommendations to the International Accounting Standards Board on mining industry issues and to regulators on industry disclosure requirements of securities legislation. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University. He serves as the lead director, chairman of the audit committee and a member of the compensation and corporate governance and nominating committees of Alacer Gold Corp. He also serves as chairman of the audit committee and a member of the corporate governance and nominating committee of Dynamic Materials Corporation.

Compensation
2015 compensation	$235,000
Amount received as DSUs	$87,500 / 37%

2015 director voting results
% voted for	98.09%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	33,949	90,512	124,461	$395,532	$838,629
Share ownership guidelines	Currently holds 4.8x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

Alacer Gold Corp. (since June 2008)	Audit (Chair), Compensation, Corporate governance
Dynamic Materials Corporation (since June 2007)	Audit (Chair), Corporate governance

Nigel Lees

Age: 72

Ontario, Canada

President and Chief Executive Officer of SAGE Gold Inc.

Director since June 2005 / Independent

Areas of expertise

·   capital markets

·   finance / accounting

·   governance

·   international business

·   natural resources / energy

Nigel Lees has over 25 years of experience in the investment banking industry. He has served as a member of the Listings Committee of the Toronto Stock Exchange and on the audit committees of boards of several publicly listed companies. He is the founder and director of TVX Gold Inc., which merged with Kinross Gold Corporation in 2003. He is currently the President of C.N. Lees Investments Limited, a private investment and consulting company, and President and Chief Executive Officer of SAGE Gold Inc., a public precious metals exploration and development company.

Compensation
2015 compensation	$255,000
Amount received as DSUs	$87,500 / 34%

2015 director voting results
% voted for	76.78%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	15,000	90,512	105,512	$335,313	$756,417
Share ownership guidelines	Currently holds 4.3x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

SAGE Gold Inc. (since December 2003)	—
Kenna Capital Corp. (March 2007 to May 2012)	Audit
Augyva Mining Resources Inc. (August 2011 to April 2014)	Corporate governance and nominating, Compensation

Peter Marrone (Chairman and Chief Executive Officer)

Age: 56 Ontario, Canada Director since July 2003 / Not independent Areas of expertise · capital markets · finance / accounting · international business · natural resources / energy · risk management

Peter Marrone founded Yamana in July 2003. Mr. Marrone currently serves as Chairman and Chief Executive Officer of Yamana. Mr. Marrone has more than 25 years of mining, business and capital markets experience and has been on the boards of a number of public companies and advised companies with a strong South American presence. Prior to Yamana, Peter Marrone was the head of investment banking at a major Canadian investment bank and before that, practiced law in Toronto with a strong focus on corporate law, securities law and international transactions.

Compensation
2015 CEO total compensation	$3,659,201
Amount received as DSUs / RSUs / PSUs (see page 39 for details)	$1,026,923 / 28%

2015 director voting results
% voted for	91.10%

	Yamana shares	DSUs/ RSUs	Total	Total market value	Total book value
Share ownership	692,920	2,910,148	3,603,068	$11,450,395	$36,738,877
CEO share ownership guidelines	Currently holds 25x his annual base salary and exceeds his 3x requirement

Other public company boards and board committees during the last five years

York University, Board of Governors (July 2013 to December 2015)
MBAC Fertilizer Corp. (December 2009 to July 2015)

Patrick J. Mars (Lead Director)

Age: 75

Ontario, Canada

Company director

Director since July 2003 / Independent

Areas of expertise

·   capital markets

·   finance / accounting

·   governance

·   international business

·   natural resources / energy

Patrick Mars is a company director specializing in mine finance and analysis. He benefits from over 30 years of experience in the investment industry and has had extensive involvement in mining research, financing and advisory work. For the majority of his career he was with Alfred Bunting & Co/Bunting Warburg, a Canadian investment dealer and stockbroker where he was President and CEO from 1981 to 1994. During this time he served three-year terms both as a Governor of the Toronto Stock Exchange (TSX) and Director of the Investment Dealers Association. From 1999 to 2001 he was Chairman and a Director of First Marathon Securities (UK)/NBC Financial (UK) Limited.  Presently, Mr. Mars is a director of Aura Minerals Inc. (Chairman) and Sage Gold Inc.  (Chairman) as well as being President of P.J. Mars Investments Limited, a private company. He is also a Chartered Financial Analyst (CFA) charterholder. Mr. Mars holds a Bachelor of Commerce and a Master of Business Administration.

Compensation
2015 compensation	$283,250
Amount received as DSUs	$87,500 / 31%

2015 director voting results
% voted for	86.83%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	46,000	90,512	136,512	$433,829	$957,288
Share ownership guidelines	Currently holds 5.5x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

Aura Minerals Inc. (since January 2006)	Audit, Nominating, Corporate governance, Compensation
SAGE Gold Inc. (since October 2002)	Audit
Carpathian Gold Inc. (January 2003 to August 2014)	Corporate governance, Compensation, Audit
Selwyn Resources Ltd. (August 2005 to May 2012)	Corporate governance, Compensation

Carl Renzoni

Age: 77 Ontario, Canada Company director Director since October 2007 / Independent Areas of expertise · capital markets · finance/accounting · governance · natural resources — mining / energy

Carl Renzoni retired from BMO Nesbitt Burns in 2001, where he was employed since 1969 and most recently served as a Managing Director. He brings over 30 years of experience in the securities business specializing in the mining industry. Mr. Renzoni holds an Honors B.Sc. (Geology) degree from Queen’s University. Mr. Renzoni is currently a director of Copper Mountain Mining Corp. and he previously served on the boards of International Molybdenum Ltd., Peru Copper Inc. and Meridian Gold Inc. Mr. Renzoni also served on the Audit Committee of Meridian Gold Inc.

Compensation
2015 compensation	$221,750
Amount received as DSUs	$87,500 / 39%

2015 director voting results
% voted for	98.3%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	18,938	99,087	118,025	$375,078	$771,823
Share ownership guidelines	Currently holds 4.4x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

Copper Mountain Mining Corp. (since March 2008)	Corporate governance (Chair), Audit

Jane Sadowsky

Age: 54
New York, United States
Company director

Director since September 2014 / Independent

Areas of expertise
· capital markets
· finance / accounting
· governance
· international business
· natural resources / energy

Jane Sadowsky retired from Evercore Partners as a Senior Managing Director and Head of the Power & Utility Group in 2011, after more than 22 years as an investment banker. Prior to Evercore Partners, she was a Managing Director and Group Head at Citigroup’s Investment Bank and began her investment banking career at Donaldson, Lufkin & Jenrette. Ms. Sadowsky is an expert in the electricity sector and brings depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings and cross border transactions. Since retiring, Ms. Sadowsky has served as the Managing Partner for Gardener Advisory LLC, which provides consulting and advisory services predominantly in the electricity power sector to public and private sector clients in the United States and abroad. Ms. Sadowsky earned her MBA from the Wharton School and her BA in Political Science and International Relations from the University of Pennsylvania. Ms. Sadowsky is a National Association of Corporate Directors (NACD) Governance Fellow.

Compensation
2015 compensation	$218,250
Amount received as DSUs	$175,000 / 80%

2015 director voting results
% voted for	98.26%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	—	88,779	88,779	$282,136	$235,850
Share ownership guidelines	Currently holds 1.6x the annual board retainer and has until September 2017 to meet the 3x requirement

Other public company boards and board committees during the last five years

-

Dino Titaro

Age: 64
Ontario, Canada
Company director

Director since August 2005 / Independent

Areas of expertise
· capital markets
· international business
· natural resources / energy
· project management
· risk management
· sustainability

Dino Titaro was the founder of Carpathian Gold Inc., a public mineral exploration company listed on the TSX, and was the President and Chief Executive Officer and from January 2003 to January 2014 and a director from January 2003 to August 2014. From 1986 to 2003, Mr. Titaro was the principal owner and President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm. From 1980 to 1986, Mr. Titaro was employed by Getty Mines Limited, in various supervisory roles as a geologist, working on base and precious metal projects as well as uranium, principally in resource definition stages. Mr. Titaro holds a Master of Science degree in Geology from the University of Western Ontario. He is also a qualified person as defined by National Instrument 43-101 and is a registered P.Geo in Ontario. Mr. Titaro currently sits on the board of directors of Tethyan Resource Inc., and Mincor Inc., each being a private mineral resource company, and has been a director and officer of several publicly traded companies in the mining, industrial and health care technology fields.

Compensation
2015 compensation	$245,500
Amount received as DSUs	$87,500 / 36%

2015 director voting results
% voted for	90.78%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	21,000	90,512	111,512	$354,380	$761,613
Share ownership guidelines	Currently holds 4.4x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

Carpathian Gold Inc. (January 2003 to August 2014)	—
Royal Coal Corporation (August 2010 to May 2012)	Safety, health and environment, Corporate governance, Compensation, Nomination

Director meeting attendance

The table below shows director attendance in 2015. All directors also attended the 2015 annual and special meeting of shareholders.

	Board		Audit committee		Compensation committee		Corporate governance and nominating committee		Sustainability committee
Director	Number	%	Number	%	Number	%	Number	%	Number	%
John Begeman	12/12	100	4/4	100	—	—	—	—	3/3	100
Christiane Bergevin	10/12	83	—	—	—	—	3/3	100	—	—
Alexander Davidson	12/12	100	—	—	8/8	100	—	—	3/3	100
Richard Graff	12/12	100	4/4	100	—	—	—	—	—	—
Nigel Lees	12/12	100	—	—	8/8	100	—	—	—	—
Peter Marrone	12/12	100	—	—	—	—	—	—	—	—
Patrick Mars	12/12	100	4/4	100	8/8	100	3/3	100	—	—
Carl Renzoni	12/12	100	4/4	100	—	—	2/3	67	—	—
Jane Sadowsky	12/12	100	4/4	100	—	—	—	—	—	—
Dino Titaro	12/12	100	—	—	8/8	100	3/3	100	3/3	100
Overall attendance		98%		100%		100%		92%		100%

Other information about the nominated directors

Mr. Titaro resigned as a director of Cogient Corp. on July 31, 2006. On August 22, 2006, a cease trade order was issued and a receiver was appointed by the court on December 8, 2006. On February 7, 2007 all of the assets of Cogient Corp. vested in the Trustee Corporation, as trustee for the debenture holders under a trust indenture dated December 24, 2002.

Mr. Titaro resigned as director of Royal Coal Corp. on May 9, 2012. On May 17, 2012, Royal Coal Corp. announced it received notice that the TSX Venture Exchange had suspended trading its securities because the Ontario Securities Commission had imposed a cease trade order for failure to file financial statements. The cease trade order was still in effect on the date this circular was printed.

On April 16, 2014, the Ontario Securities Commission issued a management cease trade order against the Interim Chief Executive Officer and the Chief Financial Officer of Carpathian Gold Inc. (“Carpathian”) in connection with Carpathian’s failure to file its audited annual financial statements (and related management’s discussion and analysis and certifications) for the period ended December 31, 2013. The management cease trade order was lifted on June 19, 2014 following the filing by Carpathian of the required continuous disclosure documents. Mr. Mars and Mr. Titaro are former directors of Carpathian (they did not stand for re-election and were no longer directors on August 12, 2014) but were directors of Carpathian during the period of the management cease trade order.

None of the other nominated directors is, or has been in the last 10 years, a director, chief executive officer or chief financial officer of any company (including Yamana) that during their term or within a year of leaving the role has been subject to a penalty, sanction or bankruptcy, insolvency or any other issue that would likely be considered important to a reasonable shareholder in deciding whether to vote for the nominated director.

2015 BOARD COMMITTEE REPORTS

Audit committee

Richard Graff (Chair), John Begeman, Patrick Mars, Carl Renzoni, Jane Sadowsky

100% independent, met 4 times in 2015

All members are financial literate. Richard Graff’s strong accounting background and experience qualify him to be the committee’s financial expert and meet the requirements under U.S. securities laws.

Primary responsibilities

Assists the board in fulfilling its financial reporting and control responsibilities to shareholders and the investment community:

·                  oversees our accounting and financial reporting processes and the audit of our financial statements, including the integrity of our financial statements, our compliance with legal and regulatory requirements and the qualifications and independence of the external auditors

·                  monitors our financial reporting processes and internal control systems

·                  oversees the external auditors and approves the annual audit plan

·                  meets regularly with management and the external auditors

·                  reviews its committee charter at least once a year

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2015.

See page 8 for the fees paid to the external auditors in 2015 and 2014.

You can find more information about the audit committee in our 2015 annual information form on our website (www.yamana.com) and on SEDAR (www.sedar.com).

2015 highlights

·                  reviewed and approved the quarterly and annual financial results for recommendation to the board

·                  reviewed our procedures for complying with The Sarbanes-Oxley Act

·                  reviewed our insurance programs and any potential impact on financial reporting

·                  monitored risk activity including tax issues, uninsured risks, counterparty risk, treasury risk, information technology risk and other business risks

·                  reviewed carrying value of mineral properties

Compensation committee

Nigel Lees (Chair), Alexander Davidson, Patrick Mars, Dino Titaro

100% independent, met 8 times in 2015

Primary responsibilities

Responsible for recommending strategy, policies and programs for compensating directors and senior management:

·                  oversees Yamana’s compensation program including the incentive and retirement plans

·                  reviews the CEO’s total compensation package including equity compensation, Yamana’s performance against its business goals and objectives, CEO salary levels in the mining and other relevant industries and makes recommendations to the board

·                  considers the CEO’s compensation recommendations for the other named executives, our peer group and industry data and makes recommendations to the board

·                  prepares a report on executive compensation every year for developing the management information circular and reviews all executive compensation disclosure before it is publicly disclosed

·                  reviews and recommends director compensation

·                  reviews its committee charter at least once a year

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2015.

2015 highlights

·                  implemented and led the shareholder engagement program

·                  worked with its independent compensation consultant on a comprehensive review of executive compensation and implemented changes for 2015 (refer to page 18 for details)

·                 reviewed trends in executive and director compensation and governance including policies of various governance organizations, including Canadian Coalition for Good Governance, Institutional Shareholder Services and Glass Lewis

·                 set target compensation for the CEO and other named executives and recommended decisions for actual 2015 compensation to the board for approval

·                  reviewed the compensation discussion & analysis section of the management information circular

·                  continued to monitor the development of clawback policies in Canada and the U.S.

Corporate governance and nominating committee

Patrick Mars (Chair), Carl Renzoni, Dino Titaro, Christiane Bergevin

100% independent, met 3 times in 2015

Primary responsibilities

Develops Yamana’s corporate governance policies and practices, assesses board and committee effectiveness, and leads the process for recruiting and appointing directors and ensuring their ongoing development:

·                  recommends corporate governance policies, practices and procedures

·                  reviews the code of conduct and other corporate governance policies, and ensures management’s system for enforcing and monitoring compliance continues to be effective

·                  assesses shareholder proposals to be included in the management information circular and make recommendations to the board

·                  assesses board and committee effectiveness and the contribution of individual directors

·                  ensures the board has an appropriate number of independent directors and that its size and composition are appropriate for effective decision-making

·                  recommends selection criteria for director searches and for those nominated for election each year

·                  leads director searches including retaining a search firm when necessary

·                  oversees the director orientation and continuing education programs

·                  reviews its committee charter at least once a year

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2015.

2015 highlights

·                  conducted the 2015 director assessment and review

·                  reviewed current trends in corporate governance

·                  monitored policies distributed by various governance organizations, including the Canadian Coalition for Good Governance, Institutional Shareholder Services and Glass Lewis

·                  selected educational topics for the board

·                  reviewed the governance section of the management information circular

·                  considered executive, CEO and director succession planning

Sustainability committee

John Begeman (Chair), Alexander Davidson, Dino Titaro

100% independent, met 3 times in 2015

Primary responsibilities

Assists the board in overseeing sustainability, environmental, health and safety matters:

·                  helps the board develop a corporate culture of environmental responsibility and awareness about the importance of health and safety

·                  identifies the principal risks and impacts related to health, safety and the environment, and ensures sufficient resources are allocated to address them

·                  oversees our corporate health, safety and environment policies and management systems to ensure compliance with applicable laws and best management practices

·                  counsels management in developing policies and standards as appropriate

·                  reviews management’s activities in maintaining appropriate internal and external operational, health, safety and environment audits and reviews the results

·                  reviews any compliance issues and incidents to determine, on behalf of the board, that we are taking all necessary action and have been duly diligent in carrying out our responsibilities and activities

·                  investigates or arranges an investigation of any unusual health, safety and environmental performance

·                  reviews monthly and annual sustainability, health, safety and environment reports

·                  reviews and approves annual disclosure relating to our sustainability, health, safety and environment policies and activities

·                  reviews its committee charter at least once a year

The committee has approved this report and is satisfied that it fulfilled the responsibilities of its mandate in 2015.

2015 highlights

·                  reviewed the annual sustainability report

·                  conducted site visits

·                  reviewed the sustainability section of the management information circular

·                  conducted monthly reviews and monitored reports by the safety, health, environment and community department

2. Executive compensation

Message from the Chairman of the Compensation Committee	18

Compensation discussion and analysis	20
- Executive compensation framework for 2015	20
- Compensation governance	23
- Compensation philosophy	27
- Compensation benchmarking	28
- Elements of executive compensation and decisions for 2015	29
- Chairman and CEO compensation	40
- Share performance	42

2015 Compensation details	43
- Summary compensation table	43
- Cost of management analysis	44
- Outstanding share-based and option-based awards	45
- Retirement benefits	48
- Termination and double trigger change of control	48

Message from the Chairman of the Compensation committee

On behalf of the board and compensation committee, I am pleased to share our approach to executive compensation, including our philosophy, decision making process and rationale for awarded compensation for 2015.

Last year’s ‘say on pay’ vote delivered a strong message from shareholders that changes were needed to our executive compensation program. The compensation committee, on behalf of the board, took these concerns very seriously and responded through the following activities in 2015:

·        undertaking a comprehensive review of our executive compensation program and governance practices;

·        engaging directly with shareholders in Canada, the United States and Europe, representing approximately 40% of our shareholder base;

·        retaining a new independent compensation advisor to assist with our program redesign and to provide objective advice and support;

·        introducing a new executive compensation framework which enhances the link between compensation outcomes and the achievement of short-term and longer-term business objectives;

·        applying the new framework for compensation decisions for 2015; and

·        improving our disclosure to provide shareholders with clear and transparent rationale for the executive compensation decisions made.

The compensation committee and the board believe the changes made, and applied for 2015, clearly address shareholders’ concerns and will support the board through ensuring appropriate alignment between performance results and executive compensation decisions. Through effective plan design and execution, we have aligned the interests of key executives with those of long-term shareholders. We listened.

New 2015 executive compensation framework

Informed by our longer-term business strategy and compensation philosophy, feedback from shareholders and prevailing market practices, the board approved a new executive compensation framework for 2015, which:

·           is simpler and easier to understand,

·           establishes a target compensation structure aligned with the median of our mining industry peer group,

·           incorporates greater structure to calculate short-term incentive awards and long-term incentive grants values, while maintaining board judgment to adjust compensation upwards or downwards based on an assessment of other relevant factors, and

·           enhances the link between long-term performance and compensation outcomes.

2015 was a transition year, positioning us for success in 2016 and beyond

In 2015, we:

·           achieved threshold gold production and threshold all-in sustaining cash costs per ounce in a challenging gold price environment,

·           exceeded target performance on copper production and mineral resources growth,

·           accomplished a number of operational, business development and corporate financing initiatives to reposition the company for future success,

·           fell short of goals for cash flow from operations, reserves growth and silver production, and

·           despite strong performance on health, safety, environment and community metrics, we regretfully had one fatality of a contractor in 2015.

2015 short-term incentive awards

At year-end, we compared our performance across operational, financial, exploration, HSEC (health, safety, environment & community) and business development measures, resulting in a corporate score of 58.5% of target. The compensation committee and board agreed that this score appropriately reflects overall company performance and therefore did not adjust the calculated result. Together with individual scores ranging from 100% to 133% of target, total short-term incentive awards for named executives, were between 70.95% and 80.95% of target.

2015 long-term incentive awards

Looking forward, the compensation committee and board believed that the Chairman and CEO and management team successfully repositioned the company for improved performance in 2016 and beyond. As a result, the board approved long-term incentive grant values for named executives, equal to 100% of their newly defined target levels (with the exception of the Chairman and CEO. See below for details).

For 2015, disclosed long-term incentive values comprised of two grants:

·        January 2015 grants under the former program with a mix of 50% PSUs, 25% stock options and 25% RSUs, vesting of which was amended from 3 to 5 years; and

·        March 2016 grants under the new program with a mix of 75% PSUs and 25% RSUs.

As part of the modifications made, we will be assessing performance and compensation annually on the availability of final operational and financial results. A detailed discussion of executive compensation decisions for 2015 starts on page 28.

Chairman and CEO compensation directly aligns with performance

As founder, Chairman, CEO and a significant shareholder, Mr. Marrone’s interests are directly aligned with the longer-term success of the company. As of March 17, 2016, Mr. Marrone’s shareholdings, including common shares, RSUs and DSUs, total $11.5 million, down 69% from a book value of $36.7 million. The majority of his equity holdings are in DSUs, with a value directly tied to Yamana’s share price performance as they are paid at the value on retirement or other cessation of employment, further emphasizing his focus on long-term performance.

Target total compensation structure

Under the new framework, Mr. Marrone is eligible for target total compensation (base salary, short-term and long-term incentives, pension and other compensation) of $7,286,106, positioned around the median of industry peers.

Actual total compensation for 2015

In determining the value of total compensation for the CEO, the board considered Yamana’s performance and CEO total compensation, on both an absolute basis and relative to peers, over multiple time horizons. Considerations included:

·        shareholders’ concerns last year with the company’s former approach to executive compensation, leading to a failed ‘say on pay’ vote;

·        significant improvements to the company’s executive compensation framework, in direct response to feedback collected from shareholders as part of an engagement process completed in 2015;

·        financial, operational and share price performance for the past 1, 3 and 5-year periods, relative to both disclosed CEO total compensation, and actual total compensation realized over the respective periods;

·        share price performance over the past 12 years since inception in July 2003, with periods of exceptional share price performance and total shareholder return;

·        significant focus and achievements in 2015 to improve operations, reduce debt, increase working capital and cash flow and generate shareholder value over the mid- to longer-term; and

·        recognition of the misalignment of disclosed 3-year CEO total compensation and 3-year total shareholder return. Going forward, CEO total compensation will be determined under the new compensation framework, closely aligned with financial, operational and share price performance.

Applying the new compensation framework for 2015, Mr. Marrone’s calculated total compensation would have been $6,644,628, including a short-term incentive award equal to 70.95% of target (89% of salary) and a target long-term incentive grant equal to 225% salary. However, on the basis of the board’s comprehensive review, described above, Mr. Marrone’s total compensation for 2015 was $3,659,201.

Mr. Marrone agreed to receive 55% of his short-term incentive compensation in cash ($709,560) and 45% in ‘at-risk’ long-term share-based awards, including PSUs that vest based on 3-year relative total shareholder return (TSR) ($450,000) and RSUs that vest equally after 3, 4 and 5 years from the grant date ($150,000).

In the case of long-term incentive compensation, the board concluded that notwithstanding the significant achievements to reposition the company in 2015, the extraordinary circumstances related in particular to 1-year and 3-year TSR should lead to a reduction of total long-term compensation for the CEO.  As a result, the CEO’s grant value of $426,923 was well below the initial calculated value of $3,322,350, had the CEO received a target grant value of 100%, consistent with other senior executives. The board also recognized, and was influenced by, the agreement of Mr. Marrone to receive a significant portion of his short-term compensation in long-term instruments, and the recommendation of Mr. Marrone to the board that he should be treated differently than other executives in the assessment of long-term compensation for 2015, with heavier emphasis on total shareholder returns.

As a result, Mr. Marrone’s 2015 actual total compensation is down 45% from the calculated value based strictly on the achieved long-term incentive measures, below target by 50% and down 57% from 2014.

Thank you for your continued support

On behalf of the board and compensation committee, we encourage you to take some time to read the compensation discussion & analysis of this circular before you vote on our approach to executive compensation at this year’s meeting. The company will continue to actively engage with shareholders in the future as discussions proved to be very insightful and valuable. If you have any questions about our new executive compensation framework, decisions made for 2015, or other matters, please feel free to contact us by phone at 416.815.0220, or email Investor@Yamana.com.

Sincerely,

“Nigel Lees”

Nigel Lees

Chairman of the Compensation committee

Yamana Gold Inc.

COMPENSATION DISCUSSION AND ANALYSIS

For 2015 our named executives are:

Peter Marrone, Chairman and Chief Executive Officer

Charles Main, Executive Vice President, Finance and Chief Financial Officer

Darcy Marud, Executive Vice President, Enterprise Strategy

Greg McKnight, Executive Vice President, Business Development

Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary

EXECUTIVE COMPENSATION FRAMEWORK FOR 2015

The board believes that a sound executive compensation program directly links pay to performance, emphasizes long-term shareholder value creation and does not encourage excessive risk-taking.

New for 2015

The company adopted an executive compensation framework with a number of changes intended to enhance alignment with the company’s annual and longer-term strategy, reflect prevailing compensation market practice among industry peers and create a more formulaic approach to compensation decisions.

The new executive compensation framework includes the following design changes:

Change	Rationale
Target structure

·        Established target compensation guidelines and mix of pay elements, based on the executive level of the role

·        Target levels align with market median of the compensation peer group for expected levels of performance

· Market competitive compensation · Proportion of ‘at risk’ pay and longer-term incentives increase by executive level
Industry peer group

·        Modified the industry peer group used to benchmark target compensation for named executives

·        Peers selected on the basis of clearly defined and robust selection criteria with reference to our corporate structure, industry and scope of operations

· Peers reflect the market for senior executive talent · Our size is positioned around median of the peers
Short-term incentive plan

·        Introduced a more formulaic approach to calculate short-term awards:

Corporate performance (70%) used to measure our achievements across five categories, with specific measures within each category

Individual performance (30%) used to assess achievement of personal objectives, as well as individual contributions to our overall success

·        Added a formal mechanism for committee and board adjudication, with the ability to adjust the calculated incentive score upwards or downwards by up to 15 percentage points (in addition to full oversight)

· A more objective, formulaic approach to measuring short-term performance, significantly weighted on corporate goals · Individual performance enables differentiation of key performers
Long-term incentive plan

·        Adopted a new framework to set the grant value of long-term incentives, based on an assessment of leading indicators that position the company for longer-term success. Grant values within a range of 50% to 150% of target

·        Actual grants to be allocated in a mix of at least 50% performance share units (PSUs), and the remaining mix in restricted share units (RSUs) and stock options. The board can also grant DSUs to the Chairman and CEO

·        Modified the vesting schedule of equity grants, including those granted in January 2015:

PSUs vest at the end of 3-years, subject to relative total shareholder return versus the S&P/TSX Global Gold Index

RSUs vest equally at the end of 3, 4 and 5 years following the grant date

Stock options vest equally at the end of 1, 2 and 3 years following the grant

·        Modifies the grant value of long-term incentives based on performance

·        More than 50% weight on performance-based long-term incentives, include a relative assessment

·        Longer-term view of performance and direct alignment between compensation outcomes and the company’s share price performance date, with a 7 year term to maturity
Share ownership	· Introduced share ownership guidelines of senior vice presidents and above, requiring a minimum ownership of two times base salary	· Increases alignment with shareholders

Overview of the new executive compensation framework for 2015

Target compensation structure

Embedded in our total rewards philosophy for executives, is the principle of pay for performance. Yamana aims to position target total direct compensation (base salary + target short-term incentive + target long-term incentives), around the median of the relevant market reference for expected levels of performance. Actual levels of total direct compensation may be positioned above or below market median based on actual levels of performance.

Compensation peer group

Yamana’s compensation peer group includes 12 mining industry peers, as follows:

Agnico-Eagle Mines Limited	Eldorado Gold Corporation	IAMGOLD Corporation	New Gold, Inc.
Barrick Gold Corporation	First Quantum Minerals Ltd	Kinross Gold Corporation	Newmont Mining Corporation
Centerra Gold Inc.	Goldcorp Inc.	Lundin Mining Corporation	Teck Resources Limited

Compensation elements and design features

COMPENSATION GOVERNANCE

The compensation committee, on behalf of the board, is responsible for executive compensation at Yamana, including recommending the strategy, policies and programs for developing and compensating senior management.

Qualified and independent committee members

The committee is made up of four independent directors with the following experience:

	Human resources/ compensation	Governance	Finance	Operations/ mining	Senior business executive
Nigel Lees (Chair)	✓	✓	✓	✓	✓
Alexander Davidson	✓			✓	✓
Patrick Mars (Lead Director)	✓	✓	✓		✓
Dino Titaro	✓	✓		✓	✓

All of the committee members are experienced business professionals who have the skills and experience necessary to make decisions about Yamana’s executive compensation policies and practices. They all have human resources and compensation experience as members of the compensation committees of other corporations, and all have had experience working as senior executives of other mining companies.

A continuing focus on compensation governance

What we do

✓	Benchmark to industry peers. We benchmark compensation to a mining industry group of peer companies to ensure the quantum of compensation is fair and competitive with the market

✓	Position target compensation around market median. For expected levels of performance, we target compensation around the median of our compensation peer group

✓	Align executives’ interests with shareholders. We require senior executives (senior vice president level and above) to own Yamana equity to align their interests with those of our shareholders

✓	Deliver the majority of total compensation in ‘at risk’ elements. Most of what we pay our executives is variable (at-risk) and not guaranteed (all but base salary)

✓	Pay for performance. We link compensation outcomes to corporate, individual and share price performance over multiple time horizons. At least 50% of the long-term incentive is delivered in PSUs

✓	Follow a disciplined approach to assess performance. We use specific measures and a pre-defined range of performance to calculate short-term awards and determine long-term incentive grants

✓	Cap the value of incentive compensation. We have caps in place to limit incentive plan payouts

✓	Retain an independent compensation advisor. The compensation committee is comprised of independent directors and retains an independent advisor

✓

Use reasonable judgment. The committee and board have flexibility to exercise reasonable judgment to adjust the performance factor for the annual incentive and long-term incentive, in particular adjustments downward when compensation outcomes do not align with the shareholder experience

✓	Focus on long-term performance. We extended the vesting of restricted share units and stock options to better align with shareholders’ interests and focus executives on the longer term

✓	Engage directly with shareholders. We directly engage with shareholders on executive compensation topics

✓	Provide shareholders with a ‘Say on pay’. We hold an annual advisory shareholder vote on executive compensation

What we don’t do (see page 39 for details)

x	No hedging. We do not allow hedging of Yamana securities by any director, officer or employee

x	No re-pricing. We do not re-price stock options or other equity incentives

x

No clawback policy. We do not have a policy at this time but continue to monitor regulatory changes. As a foreign private issuer, we will implement a clawback policy aligned with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, once final guidelines have been confirmed

Independent and objective advice

The committee retains an independent advisor to attend committee meetings and provide ongoing support, including research and analysis, insights into market and compensation trends, and advice related to human resources and executive compensation. The committee takes the advisor’s reports and recommendations into consideration when assessing compensation structure and awards, but makes its own decisions and recommendations to the board.

In November 2015 the committee retained Towers Watson as its new independent advisor (Towers Watson).  Global Governance Advisors (GGA) served as the advisor from 2009 to June 2015. The committee engaged in an extensive process of determining who should be its new continuing independent advisor. Towers Watson was ultimately selected. They are independent of management, well qualified in human resources and compensation matters, and represent the interests of shareholders when working with committees and boards.

The committee confirmed Towers Watson’s independence after reviewing the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the six factors set out by the Securities and Exchange Commission in the U.S. that compensation committees should consider when selecting and monitoring the independence of their compensation advisors. The committee based its decision on the following:

·        Members of the executive compensation consulting team are not responsible for selling other Towers Watson services to Yamana and receive no incentive or other compensation based on the fees charged to Yamana for other services provided by Towers Watson or any of its affiliates.

·        Towers Watson’s executive compensation consulting team is separate and distinct from a team that assists Yamana’s management with the bi-annual employee engagement survey.

·        The executive compensation consultants do not have a business or personal relationship with any of the compensation committee members or management, and do not own any company shares other than possibly through mutual funds.

·        Towers Watson have strict protocols and processes to mitigate conflicts of interests and all consultants are required to adhere to a code of conduct.

·        Non-executive compensation consulting fees paid to Towers Watson in 2015 are less than 0.01% of their total revenues for the last full fiscal year ending June 30, 2015.

The table below shows the fees paid to Towers Watson in 2015 and to GGA in 2014 and 2015. The committee chair must pre-approve all services provided to management by the independent advisor.

	2014	2015	2015
Compensation advisory services	GGA	GGA	Towers Watson
Executive compensation-related fees	$495,710	$377,000	$107,364 (Nov / Dec. 2015)
Other compensation-related fees	$262,350	$187,300	—
All other fees (prior to retaining Towers Watson as the independent advisor)	—	—	$290,034
Total fees	$758,060	$564,300	$397,398

Executive compensation fees paid to Towers Watson in 2015 were for advising the committee during its comprehensive review of executive compensation, including the compensation peer group, benchmarking compensation for the Chairman and CEO, named executives and other senior executives, and changes to incentive plan designs.

All other fees paid to Towers Watson in 2015 were for our bi-annual employee engagement survey, incurred prior to retaining Towers Watson as our independent compensation advisor.

Fees paid to GGA in 2015 included:

·        Executive compensation-related fees — a peer group analysis

·        Other compensation-related fees — global compensation research and data, and a review of director compensation

Compensation risk management

As part of the committee’s role in overseeing the risk associated with executive compensation, it works with the independent advisor to review our program to make sure it reflects good business practices, is in line with regulatory expectations, and is structured so executives are not encouraged to take excessive risks.

In 2014, the committee completed a comprehensive review of compensation-related risks. On the basis of this review and the new executive compensation framework for 2015, which aligns with governance “best practices”, the committee believes that the structure and design of executive compensation does not incent the named executives or any employees who work in a principal business unit or division to take inappropriate or excessive risks, and are not reasonably likely to have a material adverse effect on the company, and that our overall compensation framework is in line with standard principles and practices.

Share ownership guidelines

To reinforce focus on the long term and align business decisions with shareholders’ interests, senior vice presidents and above, including named executives, are required to own at least two times their annual salary in Yamana equity (three times for the Chairman and CEO). For the purpose of meeting the guidelines, share ownership can include the value of common shares, DSUs and RSUs. Named executives, including the Chairman and CEO, are not required to maintain their share ownership after retiring or leaving the company.

Executives are required to meet the ownership guidelines by December 31, 2020 (five years from the date the policy was implemented) or within five years of becoming a senior vice president or higher. Once ownership levels have been achieved, executives must maintain their minimum ownership value as calculated based on the higher of current market value or the book value of equity holdings. The compensation committee reviews compliance of ownership guidelines at least once a year, usually in the first fiscal quarter following year-end.

Our Chairman and CEO currently holds 25 times his base salary in common shares, DSUs and RSUs, (see page 40 for details).

The table below shows each named executive’s share ownership entitlement as at March 17, 2016. As of this date, all named executives have met their minimum ownership requirement.

	Target	Salary	Common shares held (# / $)[1]	RSUs / DSUs held (# / $)[2]	Market value of holdings ($)[3]	Book value of holdings ($)	Meets requirements	Current holdings (as a multiple of base salary)
Peter Marrone Chairman and Chief Executive Officer	3x	1,476,600	692,920 / 5,589,133	2,910,148 / 31,149,744	11,450,395	36,738,877	yes	25x
Charles Main Executive Vice President, Finance and Chief Financial Officer	2x	451,217	293,256 / 1,759,704	150,676 / 1,063,396	1,410,797	2,823,100	yes	6.3x
Darcy Marud, Executive Vice President, Enterprise Strategy	2x	410,000	375,440 / 2,166,826	93,271 / 444,063	1,489,543	2,610,889	yes	6.4x
Greg McKnight Executive Vice President, Business Development	2x	380,055	234,441 / 1,337,414	107,727 / 751,212	1,087,395	2,088,627	yes	5.5x
Sofia Tsakos Senior Vice President, General Counsel and Corporate Secretary	2x	299,767	85,152 / 304,859	75,557 / 530,718	510,726	835,577	yes	2.8x
Average executive holdings as a multiple of annual salary							yes	9.2x

Notes

(1)	The value of common shares held by Peter Marrone, Charles Main, Darcy Marud, Greg McKnight and Sofia Tsakos has been calculated using the book value.
(2)

The value of RSUs held by Peter Marrone, Charles Main, Darcy Marud, Greg McKnight and Sofia Tsakos has been calculated using the book value and the DSUs held by Peter Marrone has been calculated using the book value.

(3)

The market value of holdings is calculated by the total holdings multiplied by the closing price of Yamana common shares of Cdn$4.17 ($3.18) on the TSX on March 16, 2016, and have been converted to US dollars using the rate of Cdn$1.00 = $0.7621 on March 16, 2016.

Decision making process

Beginning of the year

Our compensation decision-making process starts at the beginning of each year, when we assess and confirm our compensation philosophy, program guidelines and structure. We also choose performance measures and set targets for the short-term incentive that aligns with our strategy.

1. Review compensation structure	·	Review our overall compensation philosophy and structure for the named executives
	·	The compensation committee recommends any changes to the board for approval

2. Confirm the peer group	·	Review and confirm the selection criteria used to select peer companies
	·	Review and confirm the composition of the compensation peer group, applying the selection criteria

3. Establish performance measures	·	Choose performance measures and set targets used to assess corporate performance for short-term incentives and to determine the grant value of long-term incentives
	·	Monitor corporate performance against these measures throughout the year
	·	Individual objectives are also established for each named executive to assess their annual performance

4. Assess risk and confirm approach	Review incentive plan designs and the selected performance measures to:
	·	Consider potential payouts under different performance scenarios
	·	Make sure our decision-making process, incentive plans and compensation levels do not give executives an incentive to take excessive risks or make inappropriate decisions

End of the year

At the end of each year, we apply a rigorous process to assess performance and award compensation, which includes reviewing corporate, mine site and individual performance. The compensation committee, in consultation with its independent advisor, carries out the review and presents its recommendations to the board for review and approval.

5. Review performance	·

Review corporate performance at mid-year and at the end of the year. The compensation committee assesses the performance of the named executives throughout the year during specific business reviews and committee meetings

	·	The Chairman and CEO completes a review of each named executive’s individual performance against their objectives

6. Review competitive position	The independent advisor prepares a comprehensive report that includes the following:
	·	Review of our compensation peer group
	·	Comparison of named executive compensation relative to peers to determine the market positioning of:

· base salary
· target total cash compensation
· target total direct compensation
· target pay mix

7. Review past pay levels	·	Review historical pay for performance for the named executives for the previous three years

8. Award compensation	·	The committee reviews the Chairman and CEO’s performance, competitive positioning and past pay levels, consults with its independent advisor, and makes recommendations to the board for approval
·

The Chairman and CEO reviews the performance and compensation of named executives, and recommends short-term incentive awards, long-term incentive grants, and the following year’s salary for review and approval by the chair of the compensation committee (as delegated by the board)

COMPENSATION PHILOSOPHY

Our compensation philosophy supports our goal to be a recognized leader in precious metals mining by maintaining a strong entrepreneurial management team. Yamana motivates executives to focus on the long-term performance of the company by establishing a strong link between performance and compensation while building equity ownership.

Yamana is guided by six compensation principles, approved by the board, which form the foundation for all decisions on executive pay and motivate the achievement of our corporate strategy. Compensation at Yamana is designed to:

Focus on pay for performance

Compensation must be in line with the mining industry, so we can attract executive talent when we need to, keep and motivate the highly qualified and experienced team we have now, and reward them appropriately.

Most of what we pay our executives is variable (at risk), and paid based on our performance to promote the achievement of our strategy. The proportion at risk increases with each executive level. A significant portion is equity-based to focus executives on creating long-term value and to align with the interests of our shareholders.

Target mix of total direct compensation elements

New for 2015, we established a target compensation structure with the following mix of base salary, target short-term incentive and target long-term incentives, which vary by executive level.

COMPENSATION BENCHMARKING

Target and actual compensation for the Chairman and CEO and other named executives are annually reviewed against a group of peer companies and benchmarked based on position, organizational role and overall scope of responsibility.

The Committee annually reviews and approves the peer group for continued appropriateness based on the following:

Criteria	Screening	Rationale
Corporate structure	Publicly-traded companies headquartered in Canada or the U.S. All peers are publicly traded; 92% Canada / 8% U.S.	Yamana’s market for talent includes peer companies in both Canada and the U.S.
Industry	‘Gold’ or ‘Diversified Metals & Mining’ industries and focused primarily on gold mining All peers are within the mining industry: 75% Gold companies; 25% Diversified Metals & Mining companies	Yamana typically sources and loses talent from within the mining industry. Specific gold mining peers respond to the same market environment and volatility challenges.
Size	Similar in size to Yamana by revenue, market capitalization, assets and gold production Across the various measures, Yamana is positioned around the median of the peer group	Positioning Yamana at the median of the peer group based on size aligns with the philosophy of positioning target compensation at median.
Business type

Similar in organizational complexity and international scope according to the number, life cycle and location of operating mines and exploration projects
All peers have complex operations with international mine sites (operating and / or exploration projects) outside North America

To review compensation, Yamana’s executives are compared to market benchmarked roles with similar scope of complexity and responsibility.

Year-over-year changes

The modified peer group is reasonably consistent with 2014:

·        Four companies were removed because they did not meet all the selection criteria (AngloGold Ashanti Limited, Freeport-McMoRan Copper & Gold, Inc., Gold Fields Limited, Randgold Resources Limited).

·        One company, Lundin Mining Corporation was added as it met all selection criteria.

New 2015 compensation peer group

The committee believes this peer group is the best reference point to benchmark compensation for our senior executive roles and does not anticipate making any changes to the peer group for 2016.

Agnico-Eagle Mines Limited	Eldorado Gold Corporation	IAMGOLD Corporation	New Gold, Inc.
Barrick Gold Corporation	First Quantum Minerals Ltd	Kinross Gold Corporation	Newmont Mining Corporation
Centerra Gold Inc.	Goldcorp Inc.	Lundin Mining Corporation	Teck Resources Limited

Peer group scope statistics (financial size and scope information collected from S&P Capital IQ in $USD)

Percentile	Revenue (last fiscal year) ($M)	Market capitalization (3 month average) ($M)	Assets (last fiscal year) ($M)	Gold production (last fiscal year) (000)
75th percentile	$5,558	$7,996	$24,108	3,253
50th percentile	$2,342	$2,632	$7,565	798
25th percentile	$955	$1,525	$4,427	277
Yamana	$1,825	$1,974	$9,518	1,275

ELEMENTS OF EXECUTIVE COMPENSATION AND DECISIONS FOR 2015

The table below outlines the elements of the 2015 executive compensation framework:

Base salary

For 2015, base salaries for named executives are provided in the summary compensation table on page 43.

In 2014, named executives agreed to a one-year, temporary decrease to base salaries, aligned with broader cost management initiatives across the company. Decreases from 2013 ranged from 1% to 4% for named executives and 14% for the Chairman and CEO. For 2015, base salaries were returned to 2013 levels, aligned with the competitive market for comparable executive roles.

In addition, Mr. Darcy Marud’s base salary increase for 2015 reflected his promotion to executive vice president, enterprise strategy.

Short-term incentive awards

As part of the new executive compensation program, short-term incentive awards are determined based on an assessment of both corporate and individual performance, within a range of 0% to 200% of a named executive’s target award. The target award is calculated as a percentage of base salary.

The following formula is used to calculate each executive’s short-term incentive award:

Calculating the performance score for 2015

At the beginning of the year, corporate and individual performance measures and targets were set that support our corporate strategy. At the end of the year, performance was assessed against those targets to calculate the performance multiplier, as described below. The board approves the final corporate score.

2015 corporate score

Corporate performance is measured across five categories that support Yamana’s corporate strategy. Specific measures within each category are expected to be generally the same from year to year, although the business and corporate development measures will change depending on business objectives.

Corporate performance for 2015 was evaluated for each of the performance categories and measures, by reviewing actual results within a pre-defined performance scale. As part of the annual budget process at the start of the year, threshold, target, stretch and maximum levels of performance had been defined for the various measures.

Target levels and actual results reflect Yamana’s consolidated operations (including Canadian Malartic and Brio Gold), with the exception of Monument Bay, which we acquired during the year.

For 2015, the calculated corporate performance score of 58.5% of target was achieved. Upon further review of company performance, market conditions and share price performance, the committee and board believe this score was reflective of 2015 performance and chose not to adjust the resulting score.

Performance scale

Each performance measure was reviewed within a performance scale, ranging from 0% for below threshold performance, up to 200% for maximum performance.

Refer to page 35 for a discussion of this year’s performance measures and results.

The table below summarizes the weighted categories and measures to evaluate performance for 2015.

	Measure	Weight	Description	Rationale
Operational 25% weight	Gold production	19%	Total ounces of gold produced	Meeting production targets is the company’s baseline to achieving its financial performance and demonstrates strength in our planning/execution cycle.
	Silver production	1%	Total ounces of silver produced
	Copper production	5%	Total pounds of copper produced
Financial 25% weight	Cash flow 12.5% · from operating activities before net change in working capital · from operating activities after sustaining capital · from operating activities after sustaining capital, interest and dividends	12.5%

Total cash flow from operations before net working capital changes

Total cash flow from operations after net working capital changes and sustaining capital

Total cash flow from operations after net working capital changes and sustaining capital, interest and dividend payments

The ability to produce strong operating cash flow throughout the commodity price cycle ensures sustainability of the company’s business model and further guarantees that capital is consistently available to reinvest in the business and return to shareholders. Cash flow will be impacted by changes in metal prices, which are outside of the company’s control.

	All-in sustaining co-product costs	12.5%	All-in sustaining co-product cost from continuing operations per ounce of gold, excluding hedges

The company believes that all-in sustaining co-product costs represent the primary metric defining the company’s efficiency and ability to adjust to changing commodity prices. Maintaining a low all-in sustaining cost structure and adjusting costs to market conditions to maintain positive margins will drive shareholder value.

Exploration 15% weight	Reserves replacement and growth	7.5%

Addition of Gold, Silver and Copper Reserves to replace production and grow reserves Addition of new inferred mineral Gold, Silver and Copper resources and upgrading of Gold, Silver and Copper inferred mineral resources to indicated mineral resources.

Replacement of mine production is a key objective in maintaining targeted production profiles. Addition of new inferred Gold, Silver and Copper resources and upgrading of Gold, Silver and Copper  inferred resources to indicated resources

	Reserves replacement and growth	7.5%

Health, safety, environment, community (HSEC) 15% weight	HSEC performance	5%	Compliance with: · OHSAS 18001 (Health and Safety Management System) · ISO 14001 (Environmental Management System) · Internal HSEC procedures for minimizing risk and improving performance	Strong management systems and leadership provide for improved HSEC performance.
	Health and safety	10%	Lost time injury frequency rate
Business corporate development 20% weight	Strategic initiatives	20%	For 2015: · Preserve our mineral resources & mineral reserves · Strengthen the balance sheet · Demonstrate value	Business corporate development initiatives support the corporate strategy for 2015.

The following pages summarize the calculation of performance results for 2015, resulting in a total score of 58.5%.

	Operational (25%)	Financial (25%)	Exploration (15%)	Health, safety, environment and community (15%)	Business corporate development (20%)	Total (100%)
Score	19.5	6.25	11.25	7.5	14	58.5

	Threshold	Target	Stretch	Maximum
	50%	100%	150%	200%	Result	Achievement			Weight		Score
Operational (25% weight)											19.5
Gold production (000 ounces)	1,265	1,332	1,372	1,398	1,275	achieved threshold	50%	x	19%	=	9.5
Silver production (000 ounces)	9,237	9,723	10,015	10,210	9,011	below threshold	0%	x	1%	=	0
Copper production (000 pounds)	131,599	138,525	142,681	145,451	148,040	maximum	200%	x	5%	=	10

Gold production from continuing operations was slightly below our target, but higher than 2014, with record production at Gualcamayo, Canadian Malartic and Minera Florida. Silver production was lower than our target and 2014 because of planned lower grades and lower grade areas at El Peñon. Copper production was higher than our target but slightly lower than 2014 because of lower throughput at the Chapada mine.

Financial (25% weight)											6.25
Cash flow ($000s):
from operations before net change in working capital [1]	599,069	630,599	649,517	662,129	529,722[2]	All below threshold	0%	x	12.5%	=	0
from operations after sustaining capital [1]	326,100	343,263	353,561	360,426	303,446
from operations after sustaining capital, interest and dividends [1]	175,699	184,946	190,494	194,193	133,601
All-in sustaining co-product costs ($ per ounce) [1]	885	843	818	801	858[3]	achieved threshold	50%	x	12.5%	=	6.25

Cash flow is viewed from a number of different perspectives, as the company takes various approaches in its assessment of financial performance related to cash flow. While comparing cash flows to target, the comparison is impacted by the assumed metal prices included in the target calculation versus the actual realized prices which will differ in the comparison. While cash flow is impacted by metal prices, the all-in sustaining co-product cost is a measure that is more within the company’s control as it is not impacted by metal prices. All-in sustaining cost metrics show the ability of the company to maintain a low cost structure and the flexibility to adjust to market conditions, resulting in a positive margin to drive shareholder value.

While cash flow from operations was higher than 2014, reflecting higher production levels, lower unit costs and proceeds from the metal sale agreements, lower commodity prices and the negative impact of the normalization of working capital levels resulted in the final values being below our performance threshold.

The 2015 all-in sustaining co-product costs were lower than 2014, reflecting the implementation of several cost reduction initiatives, and the devaluation of foreign currencies against the US dollar, however, were higher than the company’s target.

Exploration (15% weight)											11.25
Reserves growth (vs. 2014)	3.0%	5.0%	10.0%	15.0%	-18.0%	below threshold	0%	x	7.5%	=	0
Resources growth (vs. 2014)	3.0%	5.0%	10.0%	15.0%	13.0%	stretch	150%	x	7.5%	=	11.25

Proven and probable reserves are 18% lower than last year and below our performance threshold due to reserves at C1 Santa Luz and a portion of the Pilar reserves being reclassified as resources pending further metallurgical testing and delineation drilling, and reserve gains at Minera Florida and Chapada not off-setting company-wide production.

Resources this year grew by 13%, which was significantly higher than our target, mainly due to additions at Monument Bay, Chapada, reclassification of reserves to resources at C1 Santa Luz and Pilar along with gains at Jacobina.

See our website for details about our mineral reserves and resources as at December 31, 2015.

Health, safety, environment and community (HSEC) (15% weight)											7.5
HSEC performance	90%	98%	110%	115%	110%	stretch	150%	x	5%	=	7.5
Health and safety	0.19	0.18	0.17	0.16	0.22	below threshold	0%	x	10%	=	0

We believe that well-implemented HSEC systems will reduce risk and improve our HSEC performance. In 2015 we maintained our OHSAS 18001 and ISO 14001 certifications, and exceeded our HSEC systems implementation targets as measured by internal audits.

While we did not achieve our target, we achieved a number of notable safety achievements in 2015: (i) Exploration and Cerro Moro operated for a full year without serious injury to employees or contractors, (ii) not including Malartic, our total recordable incident frequency rate was 7% lower than 2014 and (iii) El Peñon received a national safety award in Chile. Despite efforts to avoid accidents, and those that lead to fatalities in particular, such events may from time to time occur.  Any fatality would automatically score a zero on this measure.  The company includes performance of its contractors in assessing its overall health and safety performance.  During the year, there was a fatality involving an employee of one of our contractors. Following an assessment of the accident, it was concluded that the contractor’s employee did not follow certain applicable health and safety protocols and the contractor could have improved its standards, protocols and training.  Equally, the company considered that it is responsible for ensuring that its contractors maintain its high standards.  A score of zero was given for this measure.  Certain changes were made during the year to improve the performance of contractors and ensure compliance with the health and safety protocols of the company.

Business corporate development (20% weight)		14
Preserve our mineral resources & mineral reserves

We completed two transactions in 2015 that built reserves and resources for the long-term:

· completed a deal that gave Canadian Malartic 100% ownership of key concessions that contain the highly prospective Odyssey target

· purchased the Monument Bay project in Manitoba for approximately $15 million (or less than $5 per ounce)

Strengthen the balance sheet

We added flexibility to our balance sheet in 2015 through transactions worth $428 million:

· an equity issuance in January 2015 brought in $280 million

· a streaming transaction with Sandstorm in October 2015 brought in an initial $148 million in cash and should bring in another $15 million or more in 2016

Demonstrate value

We completed only part of our Brio Gold strategy. We successfully established a separate team to manage the Brio assets but did not monetize a portion of Brio Gold, mainly because of deteriorating market conditions. We made progress on the sale of a non-core asset to Aura Minerals in exchange for an NSR royalty on EPP, but didn’t complete the transaction as we’re waiting to receive final government and regulatory approval

	Overall score (out of 100)	58.5

1 Non-GAAP measures. See page 65 for more information.

2 Actual cash flow from operating activities before net change in working capital for 2015 was $670,522.  However, for the purpose of this analysis, the company excluded from that number the proceeds related to the metal sales purchase agreements of $148,000 entered into with Sandstorm Ltd., and added an incremental amount for a non-recurring adjustment related to the cash portion of reorganization costs incurred during the year.

3 The all-in sustaining co-product cost for 2015 was $868 per ounce after including the impact of foreign exchange hedges, however, the company believes that the cost excluding the hedge is a better indicator of operational performance, as hedges negatively impacted 2015 costs but expired by the end of 2015.  Irrespective of this selection, both measures are within the threshold range.  Additionally, the company’s all-in sustaining by-product costs for the year were $842 per ounce, against a target of $806 per ounce, also positioning the company within the threshold range of $846 per ounce.

You can find more details about our performance in our management’s discussion and analysis (MD&A) on our website (www.yamana.com). Some of our measures are not calculated according to generally accepted accounting principles (GAAP).

2015 individual performance

We assess individual performance against quantitative and qualitative goals using our performance management system. The goals are set at the beginning of the year and are designed to support our strategy and help assess the executive’s individual performance in their role.

The compensation committee assesses the Chairman and CEO’s performance and recommends an individual score to the board for approval. The CEO assesses the performance of the other named executives and recommends the individual scores to the compensation committee for review and approval.

The table below summarizes the individual achievements of each named executive and their individual performance score, used to determine 30% of the short-term incentive award for 2015.

2015 short-term incentive awards

	base salary ($)	x	Incentive target (% of base salary)	x	Corporate score (see page 30)	+	Individual score (see above)		=	Actual award
Peter Marrone	1,476,606		125%		58.5 x 70% 40.95		100 % x 30%	30.00		1,309,560
Charles Main	451,217		100%		58.5 x 70% 40.95		100 % x 30%	30.00		320,138
Darcy Marud	410,000		100%		58.5 x 70% 40.95		100 % x 30%	30.00		290,895
Greg McKnight	380,055		100%		58.5 x 70% 40.95		133 % x 30%	40.00		307,655
Sofia Tsakos	299,767		100%		58.5 x 70% 40.95		133 % x 30%	40.00		242,661

For 2015, the board recommended and Mr. Marrone also agreed to provide 55% of Mr. Marrone’s short-term incentive award in cash and 45% in long-term grants of share-based awards, including $450,000 in PSUs and $150,000 in RSUs. In the summary compensation table on page 43 these values are disclosed as part of share-based awards for 2015 compensation, with a value determined as part of the short-term incentive plan.

Long-term incentive grants

Under the new executive compensation framework, target long-term incentive levels have been developed to align with the compensation philosophy. These target levels are not guaranteed but rather may be adjusted within a defined range on the basis of leading performance indicators within four categories. In a given year the performance categories and indicators are intended to contribute to the sustained long-term success of the company.

Performance categories include: Financial, Operational, People and Growth. The categories are expected to remain consistent each year, with the specific goals and achievements within each category subject to change based on company priorities and the evolution of our corporate strategy over time.

We use the following formula to calculate each executive’s long-term incentive grant:

In establishing specific LTI targets by position level, reflected as a percentage of base salary, the board will review external market data and set target levels relative to market median of our peer group, for expected levels of performance.

When determining the grant value each year, the board will complete a comprehensive review of final operational and financial results and determine a corporate performance rating which will typically range from 50% to 150%, with a target of 100% for the achievement of expected levels of performance.

Further details of the long-term incentive vehicles start on page 27.

Suite of Leading Performance Indicators

Determining grant values based on leading indicators of performance

Applying the new framework for 2015, the board set the grant value of long-term incentives at 100% of target, citing the following achievements, all of which are expected to increase shareholder value over a longer-term horizon:

•   improvements in debt and working capital realized in total at the end of 2015;

•   segregation of assets between core and non-core and efforts to monetize non-core;

•   significant operational performance to provide reliability of production and significant improvements in costs and G&A expenses which declined in the year; and

•   significant new discoveries that will have longer-term impacts on value creation.

Financial	Operational

·                  Achievement of operating cash flow (excluding cash generated by metal purchase agreements) of $530 million; reflects management’s success at producing high quality ounces and improving the company’s balance sheet

·                  Debt plus working capital improvement of $350 million as a result of proceeds from equity financing, metal purchase agreements and significant reduction to the balance owing on the company’s revolving credit facility

·                Improvement in margins resulting from a continued focus on quality production and liquidity was maintained as a result of debt repayment efforts

·                  Several aspects of returns on invested capital were considered, most notably and the one the board concluded was most representative, cash return on invested capital. There have been periods of cash return on invested capital over 10% and the board concluded it was poised to achieve these levels of returns going forward

·                  The board also looked at internal rates of return for its development projects. All of its advanced development projects, particularly Cerro Moro and C1 Santa Luz, show internal rates of return in excess of 20%. While no hard and fast threshold for returns were established, the board looks for at least a premium to its cost of capital. As a rule of thumb, the board looks to the corporate threshold of more than 15% as its internal rate of return

·                  Continued strength of Yamana’s operations and reputation in operating regions

·                  Continuing efforts and successes for strong community relations and effectively managing social license to operate

·                  Continuing refinement of standards and protocols relating to health and safety, with particular emphasis on training both employees and contractor employees

·                  Continuing success and improvement in the mine plans to create consistency, reliability and predictability of production

·                  Delivering 2015 production in line with guidance while continuing to reduce cost, which is reflected in, but not limited to, lower year-over-year all-in sustaining cash costs and rationalization of “G&A” expense — expected to decrease 2016 G&A to $85 million, down from a peak of $123 million

·                  Continuing efforts of integration of various disciplines from exploration, development and operations

·      Continuing efforts at improving plant reliability, mining methods, contractor engagement, waste management and tailings management

·                  The board also looked at risk mitigation factors and in particular to risk mitigation at operations and development stage assets. The board relied on a balance between significant risk mitigation and planned returns, most notably, the board relied on the significant efforts for mitigation of risk at Cerro Moro and C1 Santa Luz. While the returns were lower as a result of mitigation of risk in the examples, the board concluded there was a higher probability of achieving these returns. As an example, the delay in the development of Cerro Moro in favour of the completion of detailed engineering extended the start-up date of Cerro Moro, thereby modestly reducing the return, although significantly reducing the risk associated with its development, thereby providing a higher level of assurance that the return would be achieved as planned

People	Growth

·                  Continuation of transition plan to further align the organizational structure with the company’s portfolio and improve the efficiency of the existing workforce, which should result in improved future margins and cash flow

·                  New structure with three semi-autonomous divisions, Northern Operations, Southern Operations and Brio Gold, which are each overseen by a dedicated SVP

·                  Creation of an EVP level to capture experience in exploration, business development and operations through common oversight; achieved through internal succession and promotion reflecting management’s bench strength

·                  Succession plan for the CFO, which includes a one year transition period, is a deliberate approach that is expected to mitigate risk and ensure uninterrupted performance

·                  Continued investment in employees to improve retention rates and the ability to continue attracting high quality external hires, both of which are key to long term success

·                  Continued focus on exploration and project development pipeline, supporting management’s view that the company has sufficient organic growth opportunities to meet planned production growth over the short and medium term

·                  Enhanced technical services division, advancing capital projects within the pipeline, with a commitment to achieving project milestones while ensuring efficient capital allocation

·                  Significant new exploration discoveries in 2015 that will enhance the prospects for mineral resource and mineral reserve growth and production sustainability and growth

·                  Balancing opportunities that can most quickly contribute to cash flow with those that are longer term in nature as a key to delivering sustainable growth

Other factors

In addition to the four categories of leading performance indicators, the board also recognized that the company’s TSR performance was below expectations for 2015. The board evaluated possible reasons and concluded that weak share price performance in 2015 was a result of the following factors:

·   operationally the company performed in line with expectations on production and costs;

·   there was significant deterioration in metal prices;

·   while there was a significant decrease in the gold price, and a more significant decrease in the price of copper which had a greater impact on the company’s share price performance; and

·   in the context of decreasing gold prices, an important consideration was the amount of the company’s overall leverage relative to overall debt.

2015 long-term incentive grant

Long-term incentive target level

On the basis of all of the foregoing, the board set the corporate performance rating for 2015 at a new target incentive level of 100% for each named executive officer except for the CEO.

Applying corporate performance rating for long-term compensation to CEO

In addition to the leading indicators of performance in determining long-term compensation for executive officers, the board also considered several other factors in the case of the CEO, specifically relating to more recent total shareholder returns including the following:

·        that the company has experienced a long history of significant over performance on shareholder returns and, in particular, that the total shareholder return over the course of the twelve year history of the company has been significant and exceeds the returns of most peers.

·        that there have been periods of one year, three years and five years in the twelve year history of the company in which total shareholder returns have been exemplary.

·        that shareholder returns over a more recent period of one year and three years have been below average for the company and as compared to peers.

·        that the CEO has a significant existing level of share ownership which aligns him well to the achievement of long-term performance and improving shareholder returns.

·        that the plans developed in 2015 for improving the business of the company are expected to return the company to a period of significant share price performance with more sustainability and reliability.

The board considered that long-term compensation should be determined in the context of all factors referred to above and not only most recent shareholder returns.  Further, the board considered that only in extraordinary circumstances should it deviate below or above the range of target long-term compensation.

Having regard to all of the foregoing, the board concluded that for 2015, there were sufficient reasons to exercise its reasonable judgment and award compensation at a level below the target range for the CEO.

The board also recognized, and was influenced by, the agreement of the CEO to receive a significant portion of his short term compensation in long-term instruments, and the recommendation of the CEO to the board, that he should be treated differently than other executives in the assessment of long-term compensation for 2015, with a heavier influence on shareholder return as referred to above.

As such, the board concluded that the multiplier to be applied to the CEO for long-term compensation for 2015 would be below the determined executive level of award at 100%, leading to a long-term compensation award which would be in amount well below the amount of $3,322,350 if the target threshold applied to other executives had been applied to the CEO on a similar basis.  The long-term compensation award was limited to a RSU grant with a value of $426,923.

As result, Mr. Marrone’s disclosed share-based awards for 2015 include:

·        RSUs granted in January 2015 under the former program, with a grant date fair value of $426,923; and

·        45% of the short-term incentive award in long-term vehicles, including PSUs and RSUs with a grant date fair value of $450,000 and $150,000 respectively (as discussed on page 41).

Overall results

Long-term incentives for 2015 included two separate grants at the start and the end of the year, with a total value equal to the new target incentive levels (100%) for each named executive, except for the CEO, including:

·        January 2015 grants under the former executive compensation framework, with a mix of 50% PSUs, 25% RSUs and 25% stock options

·        March 2016 grants under the new executive compensation framework, with a mix of 75% PSUs and 25% RSUs

The table below summarizes the total value of long-term incentives granted to named executives for 2015.

		target grant		Actual	Short-term incentive taken		Mix of vehicles (% of total)
	Base salary ($)	(% of base salary)	Performance score	grant ($)	in equity ($)		PSUs	RSUs	Stock options	DSUs
Peter Marrone	1,476,606	225%	— [1]	426,923	600,000	[2]	44%[3]	56%[3]	—	—
Charles Main	451,217	175%	100%	789,630	—		61%	25%	14%	—
Darcy Marud	410,000	175%	100%	717,500	—		61%	25%	14%	—
Greg McKnight	380,055	150%	100%	620,083	—		60%	25%	15%	—
Sofia Tsakos	299,767	150%	100%	449,651	—		58%	25%	17%	—

(1)         Refer to section “Applying Corporate Performance Rating for Long-Term Compensation to CEO” above for the determination of the CEO performance score.

(2)         Includes the value of PSUs ($450,000) and RSUs ($150,000) received as part of Mr. Marrone’s short-term incentive award.

(3)         Applying the executive compensation framework, Mr. Marrone’s 2015 long-term incentive entitlement would have been $3,322,350 with a mix of 85% PSUs and 15% RSUs.

Details of the 2015 PSU plan

PSUs granted for 2015 include a performance vesting condition, based solely on Yamana’s 3-year cumulative total shareholder return, compared to the S&P/TSX Global Gold Index. After 3 years, PSUs will settle in cash, with the value contingent upon the vesting multiplier and Yamana’s volume-weighted average share price for the five trading days immediately before the last day of the performance period. Over the vesting period, PSUs will accrue additional dividend equivalent units, which will also vest subject to performance results.

Performance	Yamana’s cumulative 3-year TSR vs. S&P/TSX Global Gold Index	Vesting (% of grant)
Below threshold	more than 25%points below index	0%
Threshold	25%points below index	50%
Target	match index	100%
Maximum	50%points above index	200%

The table on the right summarizes the PSU performance scale. For levels of performance between threshold and maximum, vesting will be determined on a straight-line basis, between 0% and 200% of target.

In the event that Yamana’s 3-year TSR performance is negative, vesting will be capped at target, regardless of relative performance compared to the market index.

CHAIRMAN AND CEO COMPENSATION

Peter Marrone founded Yamana in July 2003. He serves as Chairman and Chief Executive Officer and has more than 25 years of mining, business and capital markets experience.

2015 leadership and performance

In 2015, Mr. Marrone repositioned the company to better deliver on Yamana’s long-term strategic plan of creating value for shareholders. Despite challenging market conditions and corporate scorecard results below expectations significant improvements were made across a selection of areas, which include but are not limited to the following:

·        Developed the company’s corporate strategy and ensured its integration with senior management key performance measures

·        Streamlined the organizational structure to improve efficiency and oversight including position the company to reduce the cash portion of general and administrative expenses in 2016 to $85 million, down 31% from $123 million a few years ago

·        Provided leadership for the establishment of more rigorous protocols for the determination of mineral reserves and mineral resources

·        Provided leadership for the improvement of mine plans and operational predictability in order to deliver annual gold production and costs within guidance, a 6% increase in production from 2014, at lower all-in sustaining cash costs

·        Led several initiatives relating to improvements in the company’s debt plus working capital position by $350 million representing a net debt reduction of $215 million

·        Provided leadership to recalibrate Yamana’s balance sheet to more fully reflect market realities while maintaining a significant net book value of $8.2 billion or over $5.10 per share, including successfully completing an equity financing and leading the completion of metal purchases agreements

·        Provided leadership in ensuring a strategy of good mine diversity, overall low geopolitical risks, favourable cost position, multi-metal exposure, and good liquidity

·        Ensured sufficient resources were allocated to exploration at existing mines and maturing deposits to develop and deliver organic growth opportunities as consolidated exploration expenditures increased approximately 16% from 2014

In total, the company’s achievements in 2015 effectively position Yamana in 2016 and going forward to deliver on its stated goal of being a leader in the gold mining industry.

Significant share ownership, with interests directly aligned with shareholders

As a significant investor in Yamana, Mr. Marrone continues to focus on the long-term success of the company. As of March 17, 2016, Mr. Marrone’s holdings in Yamana equity, including common shares, DSUs and RSUs, had a total value of $11,450,395, and a book value of $36,738,877, equivalent to 25x his base salary. This level of ownership is well above his guideline to own a minimum of 3x his base salary throughout his tenure.

The majority of Mr. Marrone’s equity ownership is in the form of DSUs, with a value directly attributed to Yamana’s share price performance on the TSX. Unlike common shares, the actual value of DSUs cannot be realized until Mr. Marrone leaves Yamana and therefore the committee and board consider DSUs to be equivalent to share ownership.

In 2015, Mr. Marrone continued to increase his equity holdings, purchasing common shares with a total value of $326,695, and receiving RSUs with a fair value of $576,923. The table below shows his holdings as of March 17, 2016.

Market value of common shares ($)	Market value of DSUs / RSUs ($)	Total market value of common shares and DSUs / RSUs ($)	Total book value of common shares and DSUs / RSUs ($)	Share ownership requirements ($)	Shareholding requirements met / multiple of base salary
2,202,070	9,248,325	11,450,395	36,738,877	4,429,800	yes / 25x

2015 compensation decisions

Applying the new executive compensation framework, Mr. Marrone’s total compensation for 2015 was calculated to have been $6,644,628. This included a short-term incentive award of $1,309,560, reflecting 70.95% of target and a target long-term incentive grant value equivalent to 225% of salary ($3,322,350). Based on extraordinary circumstances as outlined on page 19, long-term incentive compensation was $3,659,201.

	Calculated		Actual
Total compensation	$6,644,628	Total compensation	$3,659,201
vs. 2014	- 21%	vs. 2014	- 57%
vs. target	- 9%	vs. target	- 50%
		vs. calculated	- 44%

Key elements of Mr. Marrone’s 2015 total compensation as determined by the board include:

·        Short-term incentive award of $1,309,560, with 55% received in cash ($709,560) and 45% granted as share-based awards, including PSUs ($450,000) and RSUs ($150,000).

·        RSUs granted in January 2015 under the former program. During 2015, subsequent to the new executive compensation framework, Mr. Marrone agreed to extend the vesting schedule of his RSUs to align with the new design, vesting at the end of years 3, 4 and 5 (versus over 3 years as part of the original grant).

·        Notwithstanding significant achieved performance measures for long-term incentive compensation, no additional grants were awarded as more particularly described under “applying corporate performance rating for long-term compensation to CEO” on page 37.

·        Executive defined contribution pension contributions equal to 15% of base salary + short-term incentives.

The table below compares the values of total compensation under the target structure, application of the executive compensation framework (calculated) and actual compensation for the Chairman and CEO.

		Target
Elements of compensation		($)	Mix %	Calculated	Actual
Base salary		1,476,600	20%	1,476,600	1,476,600
Short-term incentive	% of salary	125%	25%	89%	89%
	in cash ($)	1,845,750		1,309,560	709,560	[1]
	in equity ($)	—		—	600,000	[2]
Total short-term compensation		3,322,350	—	2,786,160	2,786,160
Long-term incentive	% of salary	225%	46%	225%	29%
	($)	3,322,350		3,322,350	426,923	[3]
Total direct compensation		6,644,700	—	6,108,510	3,213,083
Pension [4]		498,353	7%	417,924	327,924
All other compensation [5]		143,053	2%	118,194	118,194
Total compensation		7,286,106	—	6,644,628	3,659,201

Notes

(1)         Short-term incentive award equal to 70.95% of target, including a corporate score of 58.5% of target (70% weight) and 100% individual performance (30% weight). Mr. Marrone agreed to receive a combination of cash ($709,560), PSUs ($450,000) and RSUs ($150,000).

(2)         Value of share-based awards granted as part of the short-term incentive calculation are presented in the Summary Compensation Table on page 43 under the column “share-based awards”, rather than “non-equity annual incentive plan compensation”.

(3)         Includes the grant date fair value of RSUs granted in January 2015.

(4)         Pension value includes 15% of base salary + actual short-term incentives.

(5)         Includes total value of perquisites provided. For ‘target’ includes 3-year average of actual disclosed values for 2011 — 2014.

Compensation lookback

The table below compares the disclosed value of total direct compensation awarded to Mr. Marrone for each of the past five years to entitled value ‘realized’ and ‘realizable’ as at December 31, 2015.

The values below can vary significantly from year to year based on changes in share price movement and the timing of vesting and exercise of outstanding equity awards. Overall, the average value received by the Chairman and CEO is down 42% from the intended compensation value, as disclosed for a given year.

	Disclosed Total direct	Compensation realized and realizable as at December 31, 2015[2]
Year	compensation awarded ($) [1]	Performance period	($) [2]	Difference from disclosed (%)
2011	11,349,522	5 years: Jan. 1, 2011 to Dec. 31, 2015	6,660,911	-41%
2012	11,159,136	4 years: Jan. 1, 2012 to Dec. 31, 2015	6,150,832	-45%
2013	9,609,612	3 years: Jan. 1, 2013 to Dec. 31, 2015	5,540,012	-42%
2014	7,708,518	2 years: Jan. 1, 2014 to Dec. 31, 2015	3,401,750	-56%
2015	3,213,083	1 year: Jan. 1, 2015 to Dec. 31, 2015	2,393,531	-26%
			Average	-42%

Notes:

(1)         For each respective year, includes the disclosed value of base salary + non-equity annual incentive awards + grant date fair value of option-based awards + grant date fair value of share-based awards.

(2)         Includes base salary received during the year (realized), non-equity annual incentives paid for the year (realized), value at vesting of share units (RSUs, PSUs) (realized), value of stock options exercised during the period (realized), fair value of share units outstanding (RSUs, PSUs, DSUs) (realizable), and value of outstanding stock options that are ‘in-the-money’ (realizable).

SHARE PERFORMANCE

Total shareholder return (TSR) represents the overall financial benefit generated for shareholders and can also be considered a measure of how the market evaluates the overall performance of a company over a specific period of time.

Since inception in July 2003, Yamana has taken a long-term view of performance. Over this 12 year period, there has been significant market volatility over shorter-term periods. As illustrated by the graph, Yamana has experienced cycles of significant growth and shareholder return, with a recent decline in the past 3 years consistent with the gold industry.

Taking a longer-term view, we believe the environment is supportive for gold prices, with significant opportunity to increase shareholder value.

Aligning with required disclosure, the analysis below shows the 5-year return of $100 invested in Yamana common shares on December 31, 2009 compared to $100 invested in the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the same period. This analysis assumes reinvestment of dividends. Performance is also compared to total direct compensation awarded to the named executives over the same period.

Named executives

2010, 2011, 2012: Peter Marrone, Charles Main, Ludovico Costa, Darcy Marud, Greg McKnight

2013, 2014: Peter Marrone, Charles Main, Ludovico Costa, Greg McKnight, Sofia Tsakos

2015: Peter Marrone, Charles Main, Darcy Marud, Greg McKnight, Sofia Tsakos

Total compensation paid to our named executives has tracked our TSR performance over the same period, increasing from 2010 to 2012 when our share performance was stronger and then declining over the last three years, consistent with the trend in our TSR. Total direct compensation paid to the named executives has declined 62% over the past five years and 49% from 2014. Total direct compensation for the named executives for 2014 has been restated to include the bonus awarded for the Osisko transaction.

The peer group includes 12 publicly traded mining companies that Yamana competes with for talent. They were selected with the help of an independent consultant. See page 28 for the list of companies.

At December 31	2010	2011	2012	2013	2014	2015
S&P/TSX Composite Index	$100.00	$91.28	$97.84	$110.54	$122.19	$122.02
S&P/TSX Global Gold Index	$100.00	$86.39	$73.70	$38.74	$36.52	$32.82
Peer group average (see page 28 for details)	$100.00	$80.08	$72.04	$42.81	$39.58	$27.40
Yamana Gold	$100.00	$117.62	$133.99	$71.83	$36.73	$20.13
Total direct comp. for named executives (000s)	$22,457	$25,120	$26,558	$20,761	$16,600	$8,441

2015 COMPENSATION DETAILS

SUMMARY COMPENSATION TABLE

The table below shows the total compensation paid to our five named executives for the financial years ended December 31, 2015, 2014 and 2013.

					Non-equity incentive plan compensation
Name and principal position	Year	Salary [1] ($)	Share- based awards [4] ($)	Option- based awards [5] ($)	Annual incentive plans [6] ($)	Long-term incentive plans ($)	Pension value [7] ($)	All other compensation [8] ($)	Total compensation ($)
Peter Marrone	2015	1,476,600	1,026,923	—	709,560	—	327,924	118,194	3,659,201
Chairman and Chief Executive Officer	2014	1,297,290	2,171,228	—	4,240,000	—	607,752	152,104	8,468,373
	2013	1,476,606	3,901,968	1,097,171	3,133,867	—	647,716	134,840	10,392,168
Charles Main	2015	451,217	628,318	146,369	320,138	—	115,703	49,825	1,711,569
Executive Vice President, Finance and Chief Financial Officer	2014	448,416	1,066,318	—	662,000	—	136,751	56,097	2,369,582
	2013	451,217	1,149,914	395,668	900,000	—	265,397	46,695	3,208,891
Darcy Marud	2015	410,000	570,926	133,000	290,895	—	105,134	73,826	1,583,781
Executive Vice President, Enterprise Strategy [2]	2014	310,284	482,347	—	355,000	—	68,247	71,575	1,287,454
	2013	323,774	383,166	—	400,000	—	130,691	62,422	1,300,054
Greg McKnight	2015	380,055	484,211	123,285	307,655	—	103,157	49,363	1,447,725
Executive Vice President, Business Development [3]	2014	377,696	1,860,639	—	969,000	—	106,407	45,754	3,359,496
	2013	380,055	756,997	276,968	700,000	—	212,458	39,579	2,366,057
Sofia Tsakos	2015	299,767	342,483	97,243	242,661	—	81,364	46,455	1,109,974
Senior Vice President, General Counsel and Corporate Secretary	2014	288,354	1,361,666	—	710,000	—	77,013	34,881	2,471,913
	2013	299,767	536,607	158,268	500,000	—	153,753	29,826	1,678,221

Notes

(1)             In 2014, named executives agreed to a one-year, temporary decrease to base salaries, aligned with broader cost management initiatives across the company. Decreases from 2013 ranged from 1% to 4% for named executives and 14% for the Chairman and CEO. For 2015, base salaries were returned to 2013 levels, aligned with the competitive market for comparable executive roles.

(2)             Darcy Marud became Executive Vice President, Enterprise Strategy on January 13, 2014. Before January 13, 2014, Darcy was Senior Vice President, Exploration.

(3)             Greg McKnight became Executive Vice President, Business Development on February 17, 2016. Before February 17, 2016, Mr. McKnight was the Senior Vice President, Business Development.

(4)             Share-based awards:
2015:

·                    The following RSUs and PSUs were granted on March 17, 2016 (for entitlement in 2015): Peter Marrone: PSUs (141,604) and RSUs (47,201); Charles Main: PSUs (79,868) and RSUs (26,623); Darcy Marud: PSUs (75,572) and RSUs (24,191); Greg McKnight: PSUs (56,648) and RSUs (18,883); Sofia Tsakos: PSUs (35,374) and RSUs (11,791).

·                    The March 17, 2016 grant of RSUs and PSUs (for entitlement in 2015), was granted in US dollars using the closing price of Yamana common shares of Cdn$4.17, being the close price on the TSX the last trading day prior to grant and converted to US dollars using the close exchange rate of Cdn$1.00 = $0.7621 on March 16, 2016.

·                    The following RSUs were granted on January 12, 2015:  Peter Marrone  (111,490); Charles Main  (25,236); Darcy Marud (22,931); Greg McKnight (21,256); Sofia Tsakos (16,766), each unit at a value of Cdn$5.30, being the close price on the TSX the last trading day prior to grant.

·                    The value granted on January 12, 2015 was converted to US dollars using the close exchange rate of Cdn$1.00 = $0.7225 on December 31, 2015.

2014:

·                    The following RSUs (DSUs for Peter Marrone) were granted on June 11, 2014:  Peter Marrone  (303,473); Charles Main  (100,895); Greg McKnight (72,833); Sofia Tsakos (51,236), each unit at a value of Cdn$8.30, being the close price on the TSX the day prior to grant.

·                    The following RSUs were granted on December 19, 2014:  Darcy Marud (62,350), each unit at a value of Cdn$4.65, being the close price on the TSX the day prior to grant.

·                    The values granted in 2014 were converted to US dollars using the close exchange rate of Cdn$1.00 = $0.8620 on December 31, 2014.

·                    Share-based awards in 2014 have been restated to include the Osisko PSUs awarded in 2014 as part of a bonus for: Charles Main (45,000), Darcy Marud (30,084), Greg McKnight (175,000) and Sofia Tsakos (130,000) at a price of Cdn$8.88 ($7.65), for the completion of the acquisition of Osisko Mining Corporation.

2013:

·                    The following DSUs were granted on January 9, 2013:  Peter Marrone (100,796) each unit at a value of Cdn$16.32, being the close price on the TSX the day prior to grant. The following RSUs (DSUs for Peter Marrone) were granted on June 12, 2013:  Peter Marrone  (219,176); Charles Main  (50,438); Greg McKnight (36,682); Sofia Tsakos (27,512), each unit at a value of Cdn$11.11, being the close price on the TSX the day prior to grant.

·                    The following RSUs were granted on August 1, 2013:  Darcy Marud (36,682), each unit at a value of Cdn$11.11, being the close price on the TSX on June 11, 2013.  The following RSUs (DSUs for Peter Marrone) were granted on December 11, 2013:  Peter Marrone  (179,780); Charles Main  (69,464); Greg McKnight (41,678); Sofia Tsakos (27,786), each unit at a value of Cdn$9.54, being the close price on the TSX the day prior to grant.

·                    The values granted in 2013 were converted to US dollars using the close exchange rate of Cdn$1.00 = $0.9402 on December 31, 2014.

(5)             Option-based awards:

The dollar amount in this column represents the grant date fair value of stock options. We use the Black-Scholes model for calculating the value of the stock options. We selected the Black-Scholes model given its prevalence of use within North America. This is consistent with the accounting values used in our financial statements. For 2013 and 2015, the key assumptions used under the Black-Scholes model that were used for the stock option awards in the table above were as follows:

	2013	2015
Risk Free Rate %	1.073	0.963%
Dividend Yield %	2.89	1.34
Share Price Volatility %	45.48	50.74
Term	3 years	3 years
Value Per Option (CAD)	2.51	1.71
Value Per Option (USD)	2.37	1.45

(6)       Annual incentive plans: these amounts reflect bonuses earned by the executives for the noted year. Bonuses for the year ended December 31, 2015 were determined on March 17, 2016 after finalization of our financial statements for such year. (See page 34). 2014 amounts include the cash component of the 2014 supplemental bonus paid to Peter Marrone, Charles Main, Greg McKnight and Sofia Tsakos and separately disclosed in the 2014 Management Information Circular.

(7)             Pension value: these amounts reflect employer contributions to the defined contribution pension plan for executives. See Retirement benefits, page 48.

(8)             All other compensation: All other compensation includes perquisites and other taxable benefits. Amounts for Mr. Marrone in 2013 and 2014 include perquisites but not the value of the 149,798 DSUs received as dividend equivalents. DSUs are paid out in cash when Mr. Marrone retires as Chairman and CEO, or when his employment is terminated.

COST OF MANAGEMENT ANALYSIS

The table below shows the total compensation paid to our named executives in each of the past five years and total compensation as a percentage of EBITDA, cash flows and shareholder equity.

	Total compensation paid to the named executives	Total compensation paid to the named executives as a percentage of EBITDA[1]	Total compensation paid to the named executives as a percentage of operating cash flows (before changes in working capital)	Total compensation paid to the named executives as a percentage of shareholder equity
Year	($)	(%)	(%)	(%)
2015[2]	9,512,250	5.0	1.4	0.20
2014[2]	17,956,818	2.6	2.0	0.18
2013[2]	21,086,510	3.3	3.0	0.29
2012	28,522,624	4.2	2.7	0.36
2011	27,878,680	4.3	2.2	0.37
Average	20,991,376	3.9	2.3	0.29

Notes:

(1)         Non-GAAP measure. See page 65 for more information.

(2)         2013, 2014 and 2015 EBITDA have been adjusted to exclude one-time non-cash impairment charges taken during these years.

OUTSTANDING SHARE-BASED AND OPTION-BASED AWARDS

The table below shows the outstanding incentive plan awards for each named executive as of December 31, 2015. All amounts in US dollars and have been converted from Canadian dollars based on the noon exchange rate of Cdn$1.00 = $0.7225 reported by the Bank of Canada on December 31, 2015.

	Option-based awards			Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
Peter Marrone	462,291	6.89	Dec 11, 2020	—	74,326	138,246	5,133,759
Charles Main	100,944 166,714	3.83 6.89	Jan 12, 2022 Dec 11, 2020	— —	222,499	413,848	—
Darcy Marud	91,724	3.83	Jan 12, 2022	—	147,330	274,034	—
Greg McKnight	85,024 116,700	3.83 6.89	Jan 12, 2022 Dec 11, 2020	—	314,234	584,475	—
Sofia Tsakos	67,064 66,686	3.83 6.89	Jan 12, 2022 Dec 11, 2020	—	233,215	433,780	—

Notes

Option-based awards

·            Options that were granted on December 11, 2013 at a price of Cdn$9.54 ($6.89) per share, vest one-third on grant date, one-third on December 11, 2014 and one-third on December 11, 2015, and expire on December 11, 2020.

·            Options that were granted on January 12, 2015 at a price of Cdn$5.30 ($3.61) per share, vest one-third on January 12, 2016, one-third on January 12, 2017 and one-third on January 12, 2018, and expire on January 12, 2022.

·            Value of unexercised in-the-money options is based on the difference between the option exercise price and the closing price of Yamana common shares of Cdn$2.57 ($1.86) on the TSX on December 31, 2015.

Share-based awards

·            Represents PSUs, Osisko PSUs, RSUs and DSUs for Mr. Marrone and RSUs, PSUs and Osisko PSUs for the other named executives.

·            Market or payout values are calculated using the closing price of Yamana common shares of Cdn$2.57 ($1.86) on the TSX on December 31, 2015.

Value of awards vested or earned in 2015

The table below shows the value on payout or vesting of incentive awards for the year ended December 31, 2015. All amounts in US dollars and have been converted from Canadian dollars based on the noon exchange rate of Cdn$1.00 = $0.7225 reported by the Bank of Canada on December 31, 2015.

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested or earned during the year ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Peter Marrone	—	89,145	709,560
Charles Main	—	320,671	320,138
Darcy Marud	—	180,792	290,895
Greg McKnight	—	235,948	307,655
Sofia Tsakos	—	160,571	242,661

Notes

Share-based awards

·        Calculated by multiplying the number of units vested by the market price of Yamana common shares on the vesting date and then converted into US dollars using the exchange rate noted above.

·        Mr. Marrone is the only named executive who has DSUs. DSUs are paid out in cash only when Mr. Marrone retires or there is other cessation of employment from Yamana.

Non-equity incentive plan compensation

·        The annual cash bonus paid to each named executive (see the Summary compensation table on page 43 for more information).

Value of options exercised in 2015

The next table shows the stock options the named executives exercised in 2015. None were exercised in 2015.

Name	Grant date	Exercise price	# of options exercised	Share price on date of exercise	Value realized
Peter Marrone	—	—	—	—	—
Charles Main	—	—	—	—	—
Darcy Marud	—	—	—	—	—
Greg McKnight	—	—	—	—	—
Sofia Tsakos	—	—	—	—	—

Equity compensation plans

The table below shows the details of our equity compensation plans for the year ended December 31, 2015.

Securities authorized for issue under equity compensation plans

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (#)
Equity compensation plans (approved by shareholders)	2,693,345 (options YRI) 201,786 (options Mega) 993,849 (RSUs)	Cdn$7.40 (options YRI) Cdn$10.58 (options Mega) Cdn$7.71 (RSUs)	3,066,258 (options YRI) — (options Mega) 12,806,277 (RSUs)
Equity compensation plans (not approved by shareholders)	— (options YRI) — (options Mega) — (RSUs)	— (options YRI) — (options Mega) — (RSUs)	— (options YRI) — (options Mega) — (RSUs)
Total	2,693,345 (options YRI) 201,786 (options Mega) 993,849 (RSUs)	Cdn$7.40 (options YRI) Cdn$10.58 (options Mega) Cdn$7.71 (RSUs)	3,066,258 (options YRI) — (options Mega) 12,806,277 (RSUs)

Restricted share units

Eligibility	· Full-time employees and eligible contractors of Yamana or an affiliate
Payout

·    Participants receive one Yamana common share for each RSU that vests

·    The market value of the common shares is based on the volume weighted average price of a Yamana common share for the five trading days immediately before the vesting date

Dividend	· Earn additional units as dividend equivalents at the same rate as dividends paid on our common shares
Transferability	· Cannot be transferred or assigned, except to an estate, and do not confer rights as a Yamana shareholder until the units vest and Yamana common shares are issued to the participant
Reserved for issue	· A total of 19.8 million common shares are reserved for issue under the plan, representing approximately 2.1 percent of our total issued and outstanding common shares as of March 29, 2016.
Amendments with approval

We or the board can make the following amendments to the plan as long as we receive shareholder and regulatory approval:

·    Change the number of securities that can be issued under the plan

·    Change the definition of ‘participant’, when it narrows, broadens or increases the participation of insiders

·    Make a change that could significantly or unreasonably dilute our outstanding securities or provide additional benefits to participants, at our expense or the expense of our existing shareholders

·    Change the non-assignability clause in section 5.03 of the plan, when it allows RSUs, or any other right or interest of a participant under the plan, to be assigned or transferred, except to an estate

Amendments without approval

The board can make any other changes to the plan without shareholder approval, including the following among others, as long as we receive the required regulatory approval:

·    Housekeeping changes

·    Adding or changing the vesting provisions of an RSU or the plan

·    Changing the termination provisions of an RSU or the plan

·    Making a change to comply with securities laws

·    Making a change to ensure the RSUs granted under the plan comply with income tax and other laws in force in the country or jurisdiction the participant receiving the RSUs is a resident or citizen of

Stock options

Options to buy Yamana common shares are awarded under our share incentive plan. Awards can also include stock appreciation rights that allow the holder to terminate options in exchange for common shares. Their value is the difference between the fair value of the share and the option price per share.

Eligibility	· Employees, senior officers, directors and consultants of Yamana or an affiliate (the board’s policy is not to award stock options to non-executive directors)
Payout

·    Options can be exercised after they vest but expire up to ten years as set by the board

·    The exercise price is set by the Board, such exercise price must not be less than the closing price of Yamana common shares on the TSX on the trading day immediately before the grant

·    We have not re-priced any option awards, and we do not provide financial assistance to participants to buy common shares under the plan

·    If the expiry date falls in a trading blackout period set by Yamana, the date is extended to the 10th business day after the end of the blackout period

Dividend	· Do not earn dividend equivalents
Transferability	· Cannot be transferred or assigned, except to an estate, and do not confer rights as a Yamana shareholder until the options are exercised
Reserved for issue

·    Up to 24.9 million common shares may be issued for reserve under our share incentive plan, representing approximately 2.6 percent of our total issued and outstanding common shares as of March 29, 2016

Option Pool

·    As of March 29, 2016, there were options to purchase 2,895,131 common shares outstanding and exercisable under all share incentive plans: 2,693,345 under the Yamana share incentive plan and 201,786 under the Mega Precious Metals plan

·    These represent approximately 0.31 percent of our total issued and outstanding common shares

Outstanding Options

·    Any outstanding options that are cancelled or terminated can only be re-granted under the plan

·    The plan provides for a total maximum reserve of 5 percent of our issued and outstanding common shares that can be issued to any person

·    The maximum number of common shares that can be issued to insiders under either plan, or any other security-based compensation arrangement, is 10% of the total issued and outstanding common shares

Amendments	· Either the board or committee can change or terminate the plan at any time
Amendments with approval

·    The board can make the following amendments to the plan, as long as it receives both shareholder and regulatory approval:

·    Change the number of securities that can be issued under the plan

·    Change the definition of ‘participant’, when it narrows, broadens or increases the participation of insiders

·    Add any form of financial assistance

·    Change a financial assistance provision to make it more favourable to participants

·    Add a cashless exercise feature, payable in cash or securities, as long as it does not allow a deduction of the number of underlying securities from the plan reserve

·    Add DSUs or RSUs or any other award vehicle that results in participants receiving securities when no cash is paid to the company

·    Make a change that could significantly or unreasonably dilute our outstanding securities or provide additional benefits to participants, especially to insiders, at our expense or the expense of our existing shareholders

You can find a copy of the plan on SEDAR (www.sedar.com).

Other options to acquire Yamana common shares

Yamana assumed obligations for options as part of several business acquisitions, one of which had options outstanding as of December 31, 2015. The outstanding options are governed by the original stock option plan and no additional options can be granted under the plan.

Acquisition	Options assumed under the acquired company’s stock option plan	Options outstanding (as of December 31, 2015) Each option can be exercised to acquire one Yamana common share
Mega Precious Metals Inc.	233,738	201,786

See Termination and double trigger change of control starting on page 48 for more information about our long-term incentive award.

RETIREMENT BENEFITS

We introduced a defined contribution pension plan for executives (executive pension plan) on January 1, 2009. The Chairman and CEO participates in the CEO pension plan.

Contributions under both plans are deposited into an individual retirement account for each participant. Participants decide how they want their contributions invested based on a range of investment choices (including Yamana shares) and the percentage they allocate to each. Account values change based on the contributions and performance of the underlying investments. Future benefits or income are not guaranteed.

2015 retirement benefits

In 2015, we contributed a percentage of each participant’s annual base salary and annual cash bonus to the executive pension plan as follows:

·        executive and senior vice presidents or equivalent — 15 percent of annual base salary and annual cash bonus

·        vice presidents or equivalent — 12 percent of annual base salary.

For 2015, we contributed 15 percent of the Chairman and CEO’s annual base salary and actual short-term incentive award to the CEO pension plan.

The plans are non-contributory and competitive with the market. They have two components:

·        group registered retirement savings plan

·        non-registered retirement savings plan

Contributions are made first to the group plan up to the maximum amount allowed by the Canada Revenue Agency ($24,930 in 2015) for the Canadian executives. Any excess is directed to the non-registered retirement savings plan. For executives who participate outside Canada, all contributions are directed to the non-registered retirement savings plan. Contributions vest immediately.

The table below shows the value of each named executive’s retirement benefits under the defined contribution pension plan as of December 31, 2015.

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Peter Marrone	5,773,705	327,924	6,101,629
Charles Main	1,761,656	115,703	1,877,360
Darcy Marud	1,373,549	105,134	1,478,684
Greg McKnight	1,670,250	103,157	1,773,407
Sofia Tsakos	929,890	81,364	1,011,254

Notes

Values noted are before tax amounts. All required tax withholdings are made prior to contributions into an executive’s account.

TERMINATION AND DOUBLE TRIGGER CHANGE OF CONTROL

We have employment agreements with each named executive, either directly or through a subsidiary, that provide for payments if his or her employment is terminated. The agreements include provisions for termination or other triggering event in a change of control situation and are described on the next page.

Name	Notice period	Severance on termination	Severance on double trigger change of control	Benefits	Stock options	DSUs / RSUs
Peter Marrone	3 months	3 times annual salary and bonus	2 times highest annual salary and bonus	Comparable to current benefits for a period of three years or 0.25 times highest annual salary	Hold for balance of option term or receive cash for unexercised options based on formula (regardless of vesting)	n/a
Charles Main	90 days	2 times highest annual salary plus two-year average annual bonus	2 times sum of highest annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting

Name	Notice period	Severance on termination	Severance on double trigger change of control	Benefits	Stock options	DSUs / RSUs
Darcy Marud	90 days	2 times highest annual salary plus two-year average annual bonus	2 times sum of highest annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting
Greg McKnight	90 days	2 times highest annual salary plus two-year average annual bonus	2 times sum of highest annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting
Sofia Tsakos	90 days	2 times highest annual salary plus two-year average annual bonus	2 times sum of highest annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting

Notes

Severance on termination

Paid on termination for any reason other than cause (not including a change of control).

Severance on double trigger change of control

Paid on a change of control followed by a termination or other triggering event.

Benefits

Mr. Marrone receives his benefits for three years if his employment is terminated for any reason other than cause, and is paid at 0.25 times his highest annual salary on a double trigger change of control.

Other than as described above, we and our subsidiaries do not have compensatory plans or arrangements with the named executives that result in a payment following or related to a termination, resignation, retirement, change of control of Yamana or a change in responsibilities.

Estimated incremental payments on termination

The table below shows the estimated incremental amount that would have been paid to each named executive if they had been terminated without cause on December 31, 2015. All amounts are in US dollars and were converted using Cdn$1.00 = $0.7225 (the exchange rate on December 31, 2015).

Name	Base salary ($)	Annual bonus ($)	Benefits ($)	Total ($)
Peter Marrone	4,429,800	2,128,680	23,100	6,581,580
Charles Main	902,434	491,069	12,200	1,405,703
Darcy Marud	820,000	322,948	57,896	1,200,844
Greg McKnight	760,110	638,328	12,200	1,410,638
Sofia Tsakos	599,534	476,331	12,200	1,088,065
Total	7,511,878	4,057,355	117,596	11,686,829

All stock-based awards would vest as follows:

·        DSUs and RSUs would be paid on termination

·        PSUs would remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period, and be paid out in the usual way

·        Stock options would remain outstanding for 24 months.

The values of RSUs and DSUs have been calculated using $1.86 (the closing price of Yamana common shares on the TSX on December 31, 2015). Mr. Marrone is the only named executive who has DSUs.

Name	RSUs / DSUs ($)
Peter Marrone	5,667,405
Charles Main	611,921
Darcy Marud	454,013
Greg McKnight	724,963
Sofia Tsakos	521,507
Total	7,979,809

Estimated incremental payments on a double trigger change of control (a change of control followed by a termination or other triggering event)

The table below shows the estimated incremental amount that would be paid to each named executive if there had been a change of control, followed by a termination or other triggering event, on December 31, 2015. Other triggering event includes an adverse change in any of the named executive’s duties, financial entitlements, title, reporting rank, location or other matter raising a claim for constructive dismissal. All amounts are in US dollars and were converted using Cdn$1.00 = $0.7225 (the exchange rate on December 31, 2015).

Name	Base salary ($)	Annual bonus ($)	Benefits ($)	Total ($)
Peter Marrone	2,953,212	14,235,294	15,400	17,203,906
Charles Main	902,434	491,069	12,200	1,405,703
Darcy Marud	820,000	645,895	57,800	1,523,695
Greg McKnight	760,110	1,276,655	12,200	2,048,965
Sofia Tsakos	599,534	952,661	12,200	1,564,395
Total	6,035,290	17,601,574	109,800	23,746,664

All-stock based awards would vest as follows:

·        DSUs and RSUs would be paid on termination or triggering event

·        PSUs would remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period, and be paid out in the usual way

·        options would remain outstanding for 24 months.

The values of the RSUs and DSUs have been calculated using $1.86 (the closing price of Yamana common shares on the TSX on December 31, 2015). Mr. Marrone is the only named executive who has DSUs.

Name	RSUs / DSUs ($)
Peter Marrone	5,667,405
Charles Main	611,921
Darcy Marud	454,013
Greg McKnight	724,963
Sofia Tsakos	521,507
Total	7,979,809

How we define change of control

The terms of a change of control vary by named executive according to the terms of their employment agreements.

Peter Marrone

A change of control means any of the following:

·      an event where any person, or together with its affiliates, beneficially owns or exercises control or direction over our voting securities or those of a successor company that represent at least 20 percent of the votes attached to all voting securities outstanding

·      approval by Yamana shareholders of all necessary resolutions allowing any person, any persons acting in concert, or any person together with its affiliates to beneficially own or exercise control or direction over, our voting securities or those of a successor company that represent at least 20 percent of the votes attached to all voting securities outstanding, even if they have not yet been issued or transferred to that person

·      the sale of at least 25 percent of our net assets to a person who is not affiliated with Yamana, within the meaning of the Canada Business Corporations Act, as shown on our consolidated balance sheet at the end of the last completed financial quarter, or as of the end of the last completed financial year if the sale occurs during the first quarter of a financial year

·      approval by Yamana shareholders of all necessary resolutions required to allow all or substantially all of our assets to a person who is not an affiliate within the meaning of the Canada Business Corporations Act, or if Yamana:

·      becomes insolvent or generally is not able to pay its debts as they become due

·      confirms in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors

·      is involved in any proceeding seeking:

·      to adjudicate it as bankrupt or insolvent

·      liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan or compromise or arrangement or other corporate proceeding involving or affecting its creditors

·      relief or the appointment of a receiver, trustee or other similar official for Yamana or a substantial portion of our properties and assets, and in the case of a proceeding instituted against us, either the proceeding has not been dismissed or stayed for 30 days, or we have been granted relief or a receiver, trustee, custodian or other similar official has been appointed, or

·      any corporate action that authorizes any of the above.

Charles Main, Darcy Marud, Greg McKnight and Sofia Tsakos

A change of control means any one or more of the following:

·      a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving Yamana or any of our affiliates and another corporation or other entity, that results in existing holders of our common shares holding less than 50 percent of the outstanding shares of the successor corporation after the transaction is completed

·      the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of our assets, rights or properties or any of our subsidiaries which have a total book value that is more than 50 percent of the book value of those items on a consolidated basis to any person or entity (other than a disposition to a wholly-owned subsidiary of Yamana resulting from a reorganization of our assets)

·      a resolution to wind up, dissolve or liquidate Yamana

·      any person, entity or group of persons or entities acting jointly or in concert (an acquiror) acquires or acquires control (including the right to vote or direct the voting) of our voting securities which, when added to the voting securities registered or beneficially owned by the acquiror, would entitle the acquiror and/or its associates and/or affiliates (as defined in the Canada Business Corporations Act) to cast or to direct the casting of 20 percent or more of the votes attached to our outstanding voting securities which may be cast to elect directors of Yamana or the successor corporation (regardless of whether a meeting has been called to elect directors)

·      the nominated directors in this circular do not constitute a majority of the board because of, or related to, a contested election of directors or a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving Yamana or any of our affiliates and another corporation or other entity, or

·      the board adopts a resolution that a change of control as defined above has occurred or is imminent.

3. Director compensation

Compensation discussion and analysis	52
- 2015 Director fee schedule	52
- Director share ownership	53

2015 Compensation details	54
- Summary compensation table	54
- Outstanding share-based and option-based awards	55

COMPENSATION DISCUSSION AND ANALYSIS

Our director compensation is designed to be competitive with the market. In 2015, the compensation committee reviewed the current fee schedule and, with board approval, did not make any changes for 2015. Board compensation has remained unchanged since 2012. The following peer group was used to review director compensation in 2015 prior to approval of the new compensation peer group[A2]. Going forward, director compensation will be reviewed using the new compensation peer group, consistent with executive compensation benchmarking.

Agnico-Eagle Mines Limited	Eldorado Gold Corporation	Goldcorp Inc.	Newmont Mining Corporation
AngloGold Ashanti Limited	First Quantum Minerals Ltd.	IAMGOLD Corporation	Randgold Resources Limited
Barrick Gold Corporation	Freeport-McMoRan Copper & Gold Inc.	Kinross Gold Corporation	Teck Resources Limited
Centerra Gold Inc.	Gold Fields Limited	New Gold, Inc.

2015 DIRECTOR FEE SCHEDULE

Director compensation has two components: board and committee retainers (paid in DSUs and cash) and meeting fees. Directors receive half their annual board retainer in cash and the remainder in deferred share units (DSUs) to promote share ownership and align with the interests of shareholders. Directors decide once a year whether they want to receive a larger portion of their annual retainer in DSUs. (See page 29 for information about DSUs).

Retainers and fees are paid quarterly and withholding taxes apply. DSUs are issued quarterly, five days after we release our interim or annual results, using the closing price of Yamana common shares on the TSX on the day immediately before the grant date. We reimburse directors for reasonable travel and out-of-pocket expenses for attending board and committee meetings and other board duties.

The Chairman and CEO is not compensated as a board director or as Chairman because he is compensated in his role as CEO (see page 40 for details).

Component
Retainers
Annual board retainer (all directors except the Chairman)	$175,000	(minimum of 50% paid in DSUs)
Additional fee (for Lead Director)	30,000
Committee chair retainers
· Audit committee	$20,000
· Compensation committee	20,000
· Corporate governance and nominating committee	12,500
· Sustainability committee	12,500
Meeting fees (for each meeting attended)
· Board	$2,000
· Audit committee chair	2,000
· Audit committee member	2,250
· Compensation committee chair	2,000
· Compensation committee member	2,250
· Corporate governance and nominating committee chair	1,500
· Corporate governance and nominating committee member	1,750
· Sustainability committee chair	1,500
· Sustainability committee member	1,750
Consulting fees (per diem, at mine site)	$2,000

DIRECTOR SHARE OWNERSHIP

We require each director to hold a minimum level of common shares or DSUs so they have a significant at-risk investment and to align their interests with those of our shareholders.

Directors must hold three times their annual board retainer in Yamana common shares or DSUs and maintain the minimum throughout their tenure. New directors must meet the guidelines within three years of joining the board. All of our directors meet the requirement except Christiane Bergevin and Jane Sadowsky, who were appointed to the board in September 2014 and have until September 2017 to meet the requirement. The corporate governance and nominating committee monitors compliance with the guidelines.

The Chairman and CEO must meet our share ownership guidelines for executives (see page 25 for details).

In 2014, we started calculating share ownership values using either the market value or the book value of Yamana common shares held, whichever is higher. This practice is consistent with our peers.

The table below shows each director’s equity holdings as of March 17, 2016. The decline in share price in 2015 had a significant impact on the calculation of the market value of their holdings.

	Director since	Common shares held (# / $)[1]	DSUs held (# / $)[1]	Market value of holdings ($)[2]	Book value of holdings ($)	Meets requirements	Current holdings (as a multiple of annual board retainer) [4]
Peter Marrone	July 31, 2003	692,920 / 5,589,133	2,910,148 / 31,149,744	11,450,395	36,738,877	yes	25x annual base salary [3]

Patrick Mars	July 31, 2003	46,000 / 369,474	90,512 / 587,814	433,829	957,288	yes	5.5

John Begeman	May 2, 2007	10,431 / 137,347	90,512 / 587,814	320,793	725,160	yes	4.1

Christiane Bergevin	Sept 1, 2014	— / —	88,779 / 277,791	282,136	235,850	has until Sept 2017 to meet the requirement	1.6

Alexander Davidson	Aug 31, 2009	18,200 / 113,150	112,413 / 803,097	415,082	916,247	yes	5.2

Richard Graff	Oct 16, 2007	33,949 / 250,815	90,512 / 587,814	395,532	838,629	yes	4.8

Nigel Lees	June 16, 2005	15,000 / 168,603	90,512 / 587,814	335,313	756,417	yes	4.3

Carl Renzoni	Oct 16, 2007	18,938 / 139,659	99,087 / 632,164	375,078	771,823	yes	4.4

Jane Sadowsky	Sept 1, 2014	— / —	88,779 / 277,791	282,136	235,850	has until Sept 2017 to meet the requirement	1.6

Dino Titaro	Aug 5, 2005	21,000 / 173,799	90,512 / 587,814	354,380	761,613	yes	4.4

Average director holdings as a multiple of annual board retainer							6.1

Notes

(1)         The value of common shares and DSUs held by John Begeman, Alexander Davidson, Richard Graff, Nigel Lees, Peter Marrone (also holds RSUs), Patrick Mars, Carl Renzoni and Dino Titaro has been calculated using the book value. The value of DSUs held by Christiane Bergevin and Jane Sadowsky has been calculated using the market value.

(2)         The market value of holdings is equal to the total holdings multiplied by the closing price of Yamana common shares of Cdn$4.17 ($3.18) on the TSX on March 16, 2016, and have been converted to US dollars using the rate of Cdn$1.00 = $0.7621 on March 16, 2016.

(3)         Peter Marrone’s base salary is $1,476,600.

(4)         The annual board retainer is $175,000.

2015 COMPENSATION DETAILS

SUMMARY COMPENSATION TABLE

The table below shows the compensation paid for the year ended December 31, 2015. Patrick Mars receives an additional fee for serving as Lead Director. Peter Marrone does not receive any director compensation because he is compensated in his role as CEO.

In 2015, we paid a total of $2,148,500 in director compensation. This does not include Peter Marrone because he is compensated in his role as CEO (see page 40).

	Fees earned ($)	Share-based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total compensation ($)
John Begeman	141,750	87,500	—	—	12,000	241,250
Christiane Bergevin	27,250	175,000	—	—	6,000	208,250
Alexander Davidson	114,875	109,375	—	—	16,000	240,250
Richard Graff	141,500	87,500	—	—	6,000	235,000
Nigel Lees	149,500	87,500	—	—	18,000	255,000
Patrick Mars	189,750	87,500	—	—	6,000	283,250
Carl Renzoni	128,250	87,500	—	—	6,000	221,750
Jane Sadowsky	37,250	175,000	—	—	6,000	218,250
Dino Titaro	142,000	87,500	—	—	16,000	245,500

Notes

Fees earned
Cash portion of retainer and fees.

Share-based awards
 DSU portion of retainer. Grant values of DSUs have been converted to US dollars based on the exchange rate as at the various grant dates and are recorded at book value.

All other compensation
Includes fees paid for mine site visits. Does not include the value of DSUs granted as dividend payments.

The next table shows the breakdown of the total cash fees earned in the first column of the table above.

	Retainers		Meeting fees		Total
	Board ($)	Committee chair ($)	Board meetings ($)	Committee meetings ($)	fees earned ($)
John Begeman	87,500	12,500	26,000	15,750	141,750
Christiane Bergevin	—	—	22,000	5,250	27,250
Alexander Davidson	65,625	—	26,000	23,250	114,875
Richard Graff	87,500	20,000	24,000	10,000	141,500
Nigel Lees	87,500	20,000	26,000	16,000	149,500
Patrick Mars	87,500	42,500	26,000	33,750	189,750
Carl Renzoni	87,500	—	26,000	14,750	128,250
Jane Sadowsky	—	—	26,000	11,250	37,250
Dino Titaro	87,500	—	26,000	28,500	142,000

OUTSTANDING SHARE-BASED AND OPTION-BASED AWARDS

The table below shows the directors’ DSU values as of December 31, 2015.

	Option-based awards				Share-based awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of share- based awards not paid out or distributed ($)
John Begeman	—	—	—	—	—	—	168,065
Christiane Bergevin	—	—	—	—	—	—	164,847
Alexander Davidson	—	—	—	—	—	—	223,517
Richard Graff	—	—	—	—	—	—	168,065
Nigel Lees	—	—	—	—	—	—	168,065
Patrick Mars	—	—	—	—	—	—	168,065
Carl Renzoni	—	—	—	—	—	—	183,987
Jane Sadowsky	—	—	—	—	—	—	164,847
Dino Titaro	—	—	—	—	—	—	168,065

Notes

All amounts are shown in US dollars and have been converted from Canadian dollars using the exchange rate of
Cdn$1.00 = $0.7225 on December 31, 2015.

Share-based awards

Market or payout value of share-based awards has been calculated using the closing price of Yamana common shares of Cdn$2.57 ($1.86) on the TSX on December 31, 2015, and converted into US dollars using the exchange rate noted above.

Incentive plan awards — Value vested or earned in 2015

The table below shows the book value of DSUs vested or earned in 2015. DSUs are paid out in cash only when the director leaves the board. None of the directors have any outstanding options.

	Option awards — value vested during the year ($)	Share awards — value earned during the year ($)	Non-equity incentive plan compensation — value earned during the year ($)
John Begeman	—	87,500	—
Christiane Bergevin	—	175,000	—
Alexander Davidson	—	109,375	—
Richard Graff	—	87,500	—
Nigel Lees	—	87,500	—
Patrick Mars	—	87,500	—
Carl Renzoni	—	87,500	—
Jane Sadowsky	—	175,000	—
Dino Titaro	—	87,500	—

4. Governance

Our governance practices	56
About the board	57
Serving as a director	61

OUR GOVERNANCE PRACTICES

Our governance practices meet the Canadian and United States requirements that apply to us, and best practices in general. We monitor governance developments to make sure our practices continue to be current and appropriate and support our high standards of governance and stewardship.

Our practices meet the following Canadian requirements:

·        National Policy 58-201, Corporate Governance Guidelines — best practice guidelines for effective corporate governance, including the composition and independence of corporate boards, their functions, the effectiveness and education of directors and other items dealing with sound governance

·        National Instrument 58-101, Disclosure of Corporate Governance Practices — governance disclosure rules

·        National Instrument 52-110, Audit Committees — audit committee rules about independence and financial expertise of its members.

Most of our practices also meet the corporate governance listing standards of the New York Stock Exchange (NYSE) even though we are not required to as a foreign private issuer. You can find details about how our practices differ from the NYSE standards on our website (www.yamana.com).

Yamana was named one of the Best 50 Corporate Citizens in Canada by Corporate Knights again in 2015. The study recognizes Canadian companies that are raising the bar on sustainability, a recognition that being environmentally and socially responsible is more than just the right thing to do — it’s good for business.

The board and management believe that good governance is essential to managing our business, protecting employees and shareholders and enhancing shareholder value.

What we do

✓	Board independence. The majority of our board is independent. The board has a lead director to provide independent leadership to the independent directors. All four board committees are independent

✓	Majority voting. We have a majority voting policy for electing directors to the board

✓

Share ownership requirements. We require directors and executives to own Yamana equity to reinforce their commitment and to align with shareholders’ interests, and set minimum requirements for executive vice-presidents and senior vice-presidents

✓	Diversity policy. We have a formal diversity policy for the board and management that includes gender diversity

✓	Formal position descriptions. We have formal position descriptions for the Chairman of the Board, Lead Director, each committee chair and the CEO and CFO roles

✓	Succession planning. We continually monitor our succession planning for senior executives, CEO and the board

✓	Qualified board. We have a skills matrix to assess board composition and prospective director candidates

✓	Retirement policy. We have a director retirement policy to ensure appropriate tenure and board refreshment. We also have an employee retirement policy for succession planning

✓

Formal assessment. The board conducts a formal assessment of board and committee effectiveness and the contribution of individual directors. The board also assesses the performance of the CEO and other named executives

✓	Ethical conduct. Our code of conduct applies to directors, officers and employees and any party acting on our behalf or representing us (like contractors, agents and consultants)

✓	Shareholder engagement. We expanded our shareholder engagement program and are committed to ongoing engagement

✓	Accessible board. Shareholders, employees and others can contact the Chairman and CEO, Lead Director and members of the board of directors

What we don’t do

x	No dual class shares. We do not have dual class shares or non-voting shares

x	No slate voting. Shareholders can vote for or withhold their vote for individual directors

ABOUT THE BOARD

We have a highly engaged board, committed to our long-term success. The board’s 10 directors have a strong and diverse mix of skills in finance, mining, sustainability, metallurgy, mergers and acquisitions and international business, among other things. Our Chairman is Peter Marrone, who founded Yamana Gold in 2003 and also serves as CEO.

Independence

A majority of the board is independent according to the board’s independence criteria and our governance guidelines. Our nine independent directors have no links to Yamana and Patrick Mars serves as the Lead Director.

The corporate governance and nominating committee monitors the performance of the board and the Chairman and CEO, and does not believe that the combined position detracts from the effective functioning of the board. Our position is unique because our Chairman and CEO founded the company.

Both the committee and board believe Mr. Marrone’s passion, drive and leadership have been instrumental in Yamana’s success to date.

All four board committees consist entirely of independent directors. The board also reviews other board and committee memberships when assessing director independence for audit committee purposes. Five directors serve on the audit committees of other public companies. The board has reviewed these memberships, the directors’ financial expertise, attendance record and their other commitments and does not believe they impair their ability to effectively serve on our audit committee.

About independence

A director is independent if he or she is independent of management and free from conflict of interest. This means that, in the view of the board, an independent director does not have a direct or indirect material relationship with Yamana or its subsidiaries that could reasonably be expected to interfere with his or her ability to exercise independent judgment.

Role of the board

The board is responsible for the stewardship of Yamana, supervising the management of our business and our affairs and acting in the best interests of the company and our shareholders.

The board’s main duties involve:

·        strategic planning

·        identifying the principal risks of our business and ensuring we implement appropriate systems to manage these risks

·        succession planning, including appointing senior management and overseeing their training and development

·        establishing a communications policy for communicating with investors and other interested parties

·        overseeing the integrity of our internal controls and management information systems

·        assessing the effectiveness of the board, its committees and the contribution of individual directors.

The board fulfills its mandate directly and through its four standing committees, which operate independently of management and report directly to the board (you can read more about the committees starting on page 16).

Role of the chairman

The Chairman provides leadership to the board so it can carry out its responsibilities effectively and he chairs all board meetings in a manner that promotes meaningful discussion.

The Chairman is responsible for the following duties, among others:

·        ensuring the board works together as a cohesive team with open communication

·        working with the corporate governance and nominating committee to ensure there is a process to evaluate the effectiveness of the board, board committees and individual directors at least once year

·        acting as a liaison between the board and other members of management, to ensure a professional and constructive relationship and that both clearly understand the allocation of responsibilities and boundaries between the board and management.

Role of the lead director

The Lead Director provides leadership to the independent directors and ensures that the board’s responsibilities are well understood and respected by both the board and management. He also works closely with the Chairman and CEO, providing advice and counsel as appropriate.

The Lead Director is also responsible for:

·       ensuring that the board understands its obligations to Yamana and our shareholders

·        supporting the corporate governance and nominating committee by developing criteria for potential director candidates and ensuring new directors receive adequate orientation and training

·        reviewing any director conflict of interest issues as they arise

·        ensuring the board has a process for assessing the performance of the Chairman and CEO and that there are appropriate succession, development and compensation plans for senior management

·        ensuring that the independent directors meet regularly, chairing these meetings and reporting the results to the Chairman and CEO

·        addressing any communication from shareholders or other stakeholders for the independent directors and determining the appropriate action.

Strategic planning

The board approves our corporate strategy and monitors our performance.

Our primary focus is on ensuring a balance between costs and production, margin preservation and the generation and protection of cash flow. We believe this balanced approach is appropriate and prudent for creating value in the prevailing commodity price environment.

The board meets with senior management every quarter to review our results, the corporate strategy and our progress in meeting our objectives for the year.

The board receives quarterly presentations and monthly reports on our operations, health, safety, environment and community, exploration and construction activities. Business development and strategic planning are also part of the monthly reports and quarterly discussions and communications.

The Chairman and CEO updates the Lead Director and the committee chairs on any significant events between regularly scheduled board meetings.

The board meets after the annual meeting of shareholders and at least once every quarter to review our business operations, corporate governance matters, our financial results and other items. It may meet more often depending on our affairs, business opportunities or risks. Occasionally outside advisors are invited to attend.

We keep directors informed of our business and operations through board and committee meetings and reports, and discussions on matters within the directors’ particular areas of expertise.

Risk oversight

The board has overall responsibility for risk oversight and each board committee is responsible for overseeing risk in particular aspects of our business. Our Vice President, Risk Management leads our risk management activities and reports directly to the CFO.

Our enterprise risk management (ERM) framework supports management and employees in identifying, assessing and mitigating our principal risks (audit and financial, sustainability, health and safety and compensation).

The framework provides current, accurate information about our major risks, using a risk register that categorizes the risks to assess and monitor their likelihood of occurring.

ERM helps management run the business more effectively by minimizing the downside risk while maximizing opportunity within our risk appetite and serves as an important tool to:

·        apply appropriate resources to address the most important risks

·        formally integrate risk management into our strategic planning process and business planning

·        reduce operational volatility.

Audit and financial risk management

We emphasize financial risk management as part of our normal operations to manage and mitigate financial risk. Management continually monitors and evaluates our risk management activity, including our banking exposure, exposure to counterparties and current mark-to-market financial contracts.

Our objective is to manage certain risks against adverse price movements so revenues are more predictable. We may use hedging from time to time to protect cash flows, including when we undertake significant projects or have specific debt servicing requirements.

Sustainability, health and safety risk management

Adhering to sustainability and health and safety standards is a high priority. Protecting the health and safety of our workers is paramount, and we incent senior management to focus on:

·        creating a culture where health and safety is paramount and never compromised

·        ensuring strong results in safety, health and environment

·        monitoring and reporting health and safety performance

·        monitoring our compliance with legislative, regulatory and corporate standards for environmental, health and safety practices and issues

·        recognizing and rewarding responsible behaviour.

The board assesses the performance of the named executives and other members of the senior management team throughout the year during specific business reviews, committee meetings and regular updates on strategy development, safety, health and environmental results, business controls, and other areas that are critical to our general performance and sustainability.

Compensation risk

The compensation committee works with its outside advisor to ensure our compensation governance framework reflects good business practices. See page 25 for details about the 2015 compensation risk review.

Anti-hedging policy

Our anti-hedging policy strictly prohibits officers, directors and employees from engaging, either directly or indirectly, in the purchase of instruments that are designed to directly hedge or offset a decrease in the market value of Yamana’s common shares or other securities, including pre-paid variable forward contracts, equity swaps, collars, puts, calls or other derivative securities.

We are not aware of any directors, officers or employees who have engaged in this kind of activity.

Clawback policy

We do not have a policy at this time but continue to monitor regulatory changes. As a foreign private issuer, we will implement a clawback policy aligned with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, once final guidelines have been confirmed.

Succession planning

We have short-term contingency plans and longer-term succession plans for our senior management team.

The board is responsible for:

·        ensuring we have an orderly succession plan for the Chairman and CEO

·        reviewing the succession plan for the senior management team that the Chairman and CEO manages

·        ensuring the succession plan includes a process for responding to an emergency situation that requires an immediate replacement of the Chairman and CEO or any other member of senior management.

To assist the board, the Chairman and CEO reviews succession planning for each named executive on an ongoing basis and shares his views with the board from time to time. He considers our future business strategy, the core skills and experience required to carry out the strategy, gender balance and the abilities of each individual when identifying potential successors for advancement to more senior roles.

The board discusses the management succession plans, which identify potential short and longer-term successors to the CEO and potentially other executive management positions, and monitors governance developments with the combined Chairman and CEO position as part of the succession planning process.

Leadership diversity

We’re committed to the principles of diversity and the importance of gender diversity and diverse cultural and geographic backgrounds, age, skills and experience.

Our senior management team includes three women who are vice-presidents and above, representing 13 percent of our executive team. Our most senior female executive officer is a named executive.

Yamana’s leadership development program is competency based to drive improvement in leadership effectiveness. Our leadership development platform is set to produce measurable and sustainable results for each leader through Yamana’s core leadership characteristics:

1.              Act with Honour and Integrity

2.              Build a High Performance Culture

3.              Inspire, Communicate, and Engage

4.              Create Alignment and Accountability

5.              Focus on Actions and Outcomes

6.              Drive Profit and Efficiencies

7.              Build Strategic Partnerships and Relationships

8.              Exhibit Superior Technical and Functional Skills

SERVING AS A DIRECTOR

Ethical conduct

We expect directors to use sound judgment, avoid conflicts of interest and to always act in our best interests.

Directors must disclose to the Chairman and CEO any conflict of interest he or she may have and recuse themselves from any board deliberations on the matter.

Our code of conduct, which integrates our core values and guides our behaviour and conduct and protects our reputation, also applies to directors. The corporate governance and nominating committee reviews the code and last updated it in October 2014. A copy is available on our website (www.yamana.com).

Attendance

We expect directors to attend all board meetings and all of their committee meetings in person, although they can attend by telephone in certain circumstances. We also expect directors to prepare thoroughly for each meeting (including a full review of all materials sent in advance) and to stay for the entire meeting and actively participate in the deliberations and decisions.

If there are unforeseen circumstances and a director is unable to attend a meeting, he or she is expected to contact the Chairman and CEO or the Corporate Secretary as soon as possible after the meeting for a briefing on the substantive elements of the meeting.

We have a strict attendance policy:

·        Directors who are residents of Canada or the United States and are unable to attend at least 75 percent of the regularly scheduled board and/or committee meetings must tender their resignation to the chair of the corporate governance and nominating committee. This policy is only waived in exceptional circumstances.

·        Directors who are residents of other countries and are unable to attend at least 60 percent of the regularly scheduled board and/or committee meetings must tender their resignation to the chair of the corporate governance and nominating committee.

The policy allows us to attract director candidates who offer substantial value and skills but have significant travel burdens.

Share ownership

We require directors to hold equity in Yamana so their interests are aligned with those of our shareholders. Directors must hold three times their annual board retainer and they have three years to meet the requirement.

We value their shareholdings using the market value or book value, whichever is higher. You can read more about director share ownership on page 53.

Other directorships

We do not limit the number of public company directorships, but we consider other boards and commitments when assessing suitable director candidates to make sure they can dedicate the appropriate time, energy and focus to Yamana’s board.

We have one board interlock (see page 9) and one director, Mr. Davidson, serves on more than four other public company boards. The other boards include small-cap companies, with less regular board responsibilities. Mr. Davidson is a highly valuable member of Yamana’s board, with significant mining industry and executive leadership experience. He has attended all board and committee meetings of which he is a member and we do not believe there is an issue with his current number of board roles.

Board diversity

We look for particular skills and attributes in director candidates as well as key skills and experience.

Core qualities and skills

Directors must have seven core qualities and skills:

·        financial literacy

·        integrity and accountability

·        ability to engage in informed judgment

·        governance

·        strategic business development

·        excellent communication skills

·        ability to work effectively as a team

Diverse mix

Our board must also have a strong mix of financial, accounting and other skills, combined with business, industry and political experience, geographic representation and gender balance, for effective oversight and decision-making.

We appointed two new female directors in 2014, representing 20 percent of the directors nominated for election this year. Both women have strong financial and international business experience. Christiane Bergevin is a senior executive in financial services with extensive experience in finance, engineering and construction. Jane Sadowsky is a former finance and investment banking executive with extensive United States and international experience in electricity and other sectors and is also an NACD Governance Fellow.

Diversity policy

Our diversity policy recognizes our commitment to the principles of diversity and the importance of diverse cultural and geographic backgrounds, age, skills and experience and gender diversity when considering potential director candidates. The board works with the corporate governance and nominating committee when assessing candidates and considers all of these characteristics, consistent with the policy.

Skills matrix

The committee assesses the composition of the board using a skills matrix, which it updated for the director search in 2014 to reflect specific criteria that would enhance the board’s profile and technical skills. The committee initiated a search for male and female candidates with a broad, sophisticated business perspective and a combination of diverse skills, experience and personal attributes.

Director education

The corporate governance and nominating committee is responsible for director development and the Chairman and CEO provides input as appropriate.

Orientation

The corporate governance and nominating committee is responsible for ensuring that new directors receive appropriate orientation and education when they join the board. This includes:

·        written information about the duties and obligations of directors

·        information about our business and operations

·        opportunities for meetings and discussion with senior management and other directors.

Continuing education

The board believes in the importance of ongoing director education and the need for each director to be personally responsible for this process.

Each director receives a reference book that contains various policies and other company information. The corporate governance and nominating committee also conducts the following activities as part of the continuing education program:

·        periodically canvasses the directors to determine their training and education needs and interests

·        arranges site visits for directors to see our facilities and operations

·        arranges funding for directors to attend seminars or conferences of interest and relevant to their position as a director and member of our board committees

·        encourages and facilitates presentations by outside experts to the board or committees on topics of particular importance or emerging significance.

2015 continuing education program

Date	Presenter	Topic	Directors attended
May 27-29	Cassels Brock	Proposed changes to Canadian take-over bid rules	Board (John Begeman, Christiane Bergevin, Alexander Davidson, Richard Graff, Nigel Lees, Peter Marrone, Patrick Mars, Carl Renzoni, Dino Titaro and Jane Sadowsky)
May 27-29	Bank of America Merrill Lynch	Gold sector review	Board (John Begeman, Christiane Bergevin, Alexander Davidson, Richard Graff, Nigel Lees, Peter Marrone, Patrick Mars, Carl Renzoni, Dino Titaro and Jane Sadowsky)
June 16-19	Management	Sustainability committee tour of Gualcamayo, Chapada and Jacobina	Sustainability committee John Begeman, Alexander Davidson and Dino Titaro
July 27	Deloitte	Approach to internal controls	Audit committee (John Begeman, Richard Graff, Patrick Mars, Carl Renzoni and Jane Sadowsky)
July 28	PwC	Cyber risk in mining and breach Indicator assessment summary	Board (John Begeman, Christiane Bergevin, Alexander Davidson, Richard Graff, Nigel Lees, Peter Marrone, Patrick Mars, Carl Renzoni, Dino Titaro and Jane Sadowsky)
August 30	Management	Approach to internal controls	Audit committee (John Begeman, Richard Graff, Patrick Mars, Carl Renzoni and Jane Sadowsky)

Board assessment

The board has a formal process for assessing board and committee performance and the contribution of individual directors every year. The corporate governance and nominating committee carries out the assessment to determine overall effectiveness and to identify areas it may need to enhance when recruiting new director candidates for nomination to the board.

The process includes director and committee questionnaires, combined with one-on-one discussions with the Chairman of the Board about board operations and the performance of each director. The Chairman and chair of each committee also have self-assessment discussions where directors are encouraged to suggest ways for improving board or committee practices. The assessment also includes a review of the contributions by individual directors, independence qualifications, and skills and experience in the context of the needs of the board.

The chair of the corporate governance and nominating committee summarizes the questionnaire responses and distributes the report to the directors for discussion.

The process in 2015 concluded that the board was working effectively.

Term limits

We currently do not have term limits because we recognize the value and depth of knowledge that longer serving directors bring to the board. Yamana is also a young company, and continuity of board service has been important in overseeing our growth into an international mining company.

The corporate governance and nominating committee continues to review the matter and will recommend changes to the board as appropriate.

Retirement policy

Directors must tender their resignation to the board when they turn 75. The corporate governance and nominating committee will review the matter and recommend to the board whether or not to accept the resignation. The board will consider the circumstances and make its decision within 90 days. The nominated director does not participate in any committee or board discussions on the matter.

If the board accepts the resignation, it can, subject to any corporate law restrictions, appoint a new director to fill the vacancy.

Carl Renzoni and Patrick Mars tendered their resignations when they turned 75. The committee and the board reviewed the matter and decided to extend their terms because of their extensive experience in investment banking and the mining industry.

Board renewal

The corporate governance and nominating committee consists entirely of independent directors and has developed a long-term plan for board composition that is based on our strategic direction, skills matrix and other factors.

Director independence, the competencies and skills of the board, core skills and qualities, the current strengths, skills and experience of each director, as well as each director’s personality and other qualities they bring to the dynamics of an effective board, are all factors that the committee takes into consideration when recruiting director candidates.

Directors suggest potential candidates to the committee from time to time, but the committee does not maintain a formal evergreen list. The committee can also work with an external search firm as appropriate.

5. Other information

Liability insurance

We have liability insurance to protect our directors and executive officers and Yamana against any liability they may incur while serving in this capacity for Yamana or any of our subsidiaries. Our total coverage is $125 million and our total premiums were $798,380 in 2015. The policies carry a deductible of $3,000,000 for any securities law claims and $500,000 for all other claims.

Loans to directors and executive officers

We do not make personal loans or extend lines of credit to our directors or executive officers to purchase securities or for any other purpose. We did not have any loans outstanding to them or any of their associates in 2015 or as of the date of this circular.

In addition, none of our directors or executive officers, or their associates, have loans that are the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding with Yamana or any of our subsidiaries.

Additional information

You can find additional financial information in our comparative financial statements and MD&A for the fiscal year ended December 31, 2015, in our 2015 annual report to shareholders and included with this circular. You can also access a copy and other information about Yamana on our website (www.yamana.com), on SEDAR (www.sedar.com) and on the SEC website (www.sec.gov).

You can also request a copy from our Senior Vice President, General Counsel and Corporate Secretary by calling 416.815.0220 or sending an email to investor@yamana.com.

Non-GAAP information

We use non-GAAP measures to supplement our financial statements, which are presented in accordance with International Financial Reporting Standards (IFRS).

We believe that non-GAAP measures, when considered in conjunction with measures determined in accordance with IFRS, help investors better evaluate our underlying performance. Non-GAAP measures do not have a standardized meaning prescribed under IFRS, and our definitions may not be comparable to similar measures presented by other companies. The measures are intended to give investors supplementary information and should not be considered on their own or as a substitute for measures of performance prepared in accordance with IFRS.

EBITDA

Earnings before interest, taxes, depreciation and amortization (EBITDA) is a non-GAAP financial measure, which excludes the following from net earnings / (loss):

·                  interest expense (excluding capitalized interest)

·                  income tax expense, and

·                  depletion, depreciation and amortization.

We use EBITDA as a valuable indicator of the ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. We believe that in addition to conventional measures prepared in accordance with IFRS, we and certain investors use EBITDA for this purpose in evaluating our performance. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or EBITDA multiple that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

EBITDA is intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Additionally, our definition is unlikely to be comparable to similar measures presented by other companies.

Adjusted EBITDA

Adjusted EBITDA further expands on the definition of EBITDA by removing the impact of non-recurring items such as impairment charges on mineral interests.

Cash costs and all-in sustaining costs

The company discloses “cash costs” because it understands that certain investors use this information to determine the company’s ability to generate earnings and cash flows for use in investing and other activities. The company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

The company’s business model is focused on the production and sale of precious metals — gold and silver, which accounts for a significant portion of the company’s total revenue generated. The emphasis on precious metals therefore entails the necessity to provide investors with cash costs information that is relevant to their evaluation of the company’s ability to generate earnings and cash flows for use in investing and other activities.

Cash costs

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The company believes that such measure provides useful information about the company’s underlying cash costs of operations in isolating the impact of precious metal production volumes and the impact of by-product credits on the company’s cost structure. Cash costs are computed net of by-products or on a co-product basis.

Beginning January 1, 2015, the company realigned key performance indicators (“KPIs”) to support its objective of financial and operating predictability, and as such, it no longer discloses a combined precious metal production unit in gold equivalent ounce. Silver production is no longer treated as a gold equivalent. The company reports production and cost information for gold, silver and copper separately and in addition, by-product costs for gold and silver, applying copper as the credit based on revenue contribution. There is no change in the calculation of copper cash costs.

With this realignment, the KPIs are as follows:

·            Cash costs of gold and silver on a by-product basis - shown on a per ounce basis.

·            The Attributable Cost for each metal is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to gold and silver ounces produced, thereby allowing the company’s management and stakeholders to assess net costs of precious metal production. These costs are then divided by gold and silver ounces produced.

·            Cash costs of gold and silver on a co-product basis - shown on a per ounce basis.

·            Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.

·            The Attributable Cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.

·            Cash costs of copper on a co-product basis - shown on a per pound basis.

·            Costs attributable to copper production are divided by commercial copper pounds produced.

Cash costs per ounce of gold, per ounce of silver and per pound of copper are calculated on a weighted average basis.

All-in sustaining costs

All-in sustaining costs per ounce of gold and silver seeks to represent total sustaining expenditures of producing gold and silver from current operations, based on cash costs and co-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense. All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the company’s cash expenditures.  In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

·            All-in sustaining costs reflect by-product copper revenue credits and 100% of the aforementioned cost components.

·            All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost components to the gold or copper production activities.

Cash costs per ounce of gold and silver, co-product cash costs per ounce of gold and silver, all-in sustaining costs per ounce of gold and silver and all-in sustaining co-product costs per ounce of gold and silver are from continuing operations and, as applicable, exclude Ernesto/Pau-a-Pique, a discontinued operation.

The company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash flows from operations before net changes in working capital, cash flows from operations after sustaining capital and cash flows from operations after sustaining capital, interest and dividends paid

We use the aforementioned financial measures to supplement information. We believe that in addition to conventional measures prepared in accordance with IFRS, we and certain investors and analysts use this information to evaluate our performance. The presentation of these non-GAAP measures are not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.

Cash flows from operations before net changes in working capital is calculated as the sum of cash flows from operating activities before net changes in working capital items (including trade and other receivables, other assets, inventories, trade and other payables).

Cash flows from operations after sustaining capital starts with Cash flows from operations before net changes in working capital value and adjusts it for both the impact of net change in working capital and subtracts the sustaining capital spend for the period.

Cash flows from operations after sustaining capital, interest and dividends paid, further subtracts the impact of the interest and dividend payments for the period.

Additional measures

We use other financial measures, the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

·            Operating earnings — represents the amount of earnings before net finance income/expense and income tax expense.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore Yamana’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that their presentation provides useful information to investors because cash flows from operating activities before changes in non-cash working capital excludes the non-cash movement in working capital items and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of Yamana’s cash flows from operating activities and are considered to be meaningful in evaluating our past financial performance or the future prospects.

Charter of The Board of Directors

Dated as of March 17, 2015

1.                                      General

The Board of Directors (the “Board”) is responsible for the stewardship of Yamana Gold Inc. (the “Company”), for the general supervision of the management of the business and affairs of the Company, and for acting in the best interests of the Company and its shareholders.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers.  The Board relies on senior officers to keep it apprised of all significant developments affecting the Company and its operations.

The Board discharges its responsibilities directly and through the delegation to its committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Sustainability Committee.  In addition, the Board may from time to time, appoint such additional committees as it deems necessary and appropriate in order to discharge its duties.  Each committee shall have its own charter.  The Board shall meet as frequently as the Board considers necessary, but not less than once each quarter, to review the business operations, corporate governance and financial results of the Company.  Meetings of the Board will also include in camera meetings of the independent members of the Board without management being present.

2.                                      Composition

The Board shall be constituted at all times of a majority of “independent directors” in accordance with applicable legal requirements, including the requirements of National Policy 58-201 Corporate Governance Guidelines and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time.

In addition, at least three of the independent directors shall be “independent” in accordance with applicable legal requirements for service on an audit committee.

3.                                      Responsibilities

The Board’s responsibilities shall include:

·                                          Succession planning including the selection, training, appointment, monitoring evaluation and, if necessary, the replacement of the senior management to ensure management succession.

·                                          The adoption of a strategic planning process, approval at least annually of a strategic plan that takes into account business opportunities and business risks identified by the Board and/or the Audit Committee and monitoring performance against such plans.

·                                          Overseeing the fair reporting of the Company’s financial performance to shareholders on a timely and regular basis and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company including reviewing and approving all annual and interim financial statements and related footnotes, management’s discussion and analysis, the annual information form and the management information circular.

·                                          Enhancing congruence between shareholder expectations, Company plans and management performance.

·                                          Reviewing with senior management material transactions outside the ordinary course of business and such other major corporate matters which require Board approval including but not limited to, the payment of dividends, the issue, purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures and approving such decisions as they arise.

·                                          Satisfying itself as to the integrity of the Chief Executive Officer and other officers and that such officers create a culture of integrity throughout the organization.

·                                          The review and approval of corporate objectives and goals applicable to the Company’s senior management.

·                                          Ensuring that this Charter is disclosed on an annual basis to the shareholders in the Company’s management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on the Company’s website.

·                                          Obtaining periodic reports from management on the Company’s operations.

·                                          Performing such other functions as prescribed by law or assigned to the Board in the Company’s constating documents and by-laws.

·                                          The assignment to the various committees of directors the general responsibility for developing the Company’s approach to: (i) corporate governance and nomination of directors; (ii) financial reporting and internal controls; (iii) compensation of officers and senior employees; and (iv) sustainability.

·                                          With the assistance of the Corporate Governance and Nominating Committee:

·                                          Developing the Company’s approach to corporate governance.

·                                          Reviewing the composition of the Board and ensuring it respects its independence criteria.

·                                          The assessment, at least annually, of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including, consideration of the appropriate size of the Board.

·                                          Reviewing and approving annual disclosure of the Company’s corporate governance policies.

·                                          Ensuring that an appropriate review selection process for new nominees to the Board is in place and identifying and recommending candidates to the Board who meet the selection criteria.

·                                          Overseeing (a) the development and implementation of orientation programs for new directors; and (b) continuing education for all directors.

·                                          Approving and revising periodically the Company’s Code of Conduct (the “Code”) and other corporate governance policies (“Policies”), ensure management has established a system to enforce the Code and Policies and monitor compliance with each.

·                                          With the assistance of the Audit Committee:

·                                          Ensuring the integrity of the Company’s internal controls and management information systems.

·                                          Ensuring the Company’s ethical behaviour and compliance with laws and regulations, audit and accounting principles and the Company’s own governing documents.

·                                          Identifying the principal risks of the Company’s business and ensuring that appropriate systems are in place to manage these risks.

·                                          Reviewing the Company’s insurance program to ensure adequacy of coverage.

·                                          Reviewing and approving significant accounting and financial matters and the provision of direction to management on these matters.

·                                          Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

·                                          Assessing the independence of the auditors.

·                                          With the assistance of the Compensation Committee:

·                                          Reviewing and approving corporate goals and objectives relevant to the Chief Executive Officer’s (“CEO”) compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and recommending to the Board with respect to the CEO’s compensation level based on this evaluation.

·                                          Reviewing and approving named executive officer and director compensation, incentive-compensation plans and equity-based plans.

·                                          Reviewing executive compensation disclosure before the Company publicly discloses such information.

·                                          With the assistance of the Sustainability Committee:

·                                          Reviewing and monitoring the sustainability, health, safety and environment policies and activities of the Company on behalf of the Board to ensure that the Company is in compliance with applicable laws and legislation.

·                                          Reviewing and approving annual disclosure of the Company’s sustainability, health, safety and environmental policies and activities.

·                                          Developing a corporate culture of environmental responsibility and awareness as to the importance of health and safety.

4.                                      Miscellaneous

The members of the Board are expected to attend all meetings of the Board of Directors unless prior notification of absence is provided.

The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

The Board shall provide contact information on the website of the Company of an independent director responsible for receiving feedback from shareholders and such director will report to the whole Board on a regular basis on the feedback received.